UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Julie Anne Smith

President and Chief Executive Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”). The address of Raptor’s principal executive office is 7 Hamilton Landing, Suite 100, Novato, California 94949. The telephone number of Raptor’s principal executive office is (415) 408-6200.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Raptor’s common stock, par value $0.001 per share (“Common Stock”). As of September 21, 2016, there were (i) 85,734,327 shares of Common Stock (the “Shares”) issued and outstanding, (ii) 8,921,475 Shares issuable upon the exercise of outstanding options, (iii) 786,654 Shares issuable upon the vesting of outstanding restricted stock units and (iv) 3,428,571 Shares issuable upon conversion of Raptor’s outstanding 8.0% Convertible Senior Notes due 2019 (the “Convertible Notes”). In addition, Raptor anticipates that 95,804 Shares will be issued pursuant to Raptor’s 2013 Employee Stock Purchase Plan as of October 7, 2016, the anticipated last date of the final offering period.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Raptor, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Misneach Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent” or “Horizon Pharma”), to purchase all of the issued and outstanding Shares at a purchase price of $9.00 per Share (the “Offer Price”), net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Merger Sub and Raptor (as it may be amended or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the time Merger Sub accepts, for the first time, for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Raptor (the “Merger”), with Raptor continuing as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), which permits completion of the Merger upon the acquisition by Merger Sub in the Offer of at least such percentage of Raptor’s stock as would be required to adopt the Merger Agreement at a meeting of Raptor’s stockholders. Accordingly, if, following the Offer, a number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered) have been tendered such that Merger Sub holds a majority of the Shares, the Merger Agreement contemplates that the parties will cause the closing of the Merger as soon as practicable without a vote of Raptor’s stockholders in accordance with Section 251(h) of the DGCL.

The obligation of Merger Sub to purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement and described in more detail in the Offer to Purchase, including, among other things, (i) that there shall have been validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the Shares then owned by Parent, Merger Sub and their respective controlled affiliates (if any), represents one more than 50% of the sum of (x) all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered) plus (y) the aggregate number of Shares issuable to holders of options to purchase Shares (the “Company Options”) from which Raptor has received valid notices of exercise (including payment of any applicable exercise price in accordance with the terms of Raptor’s stock plans and applicable award agreement) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), plus (z) the aggregate number of Shares issuable to holders of Convertible Notes from which Raptor has received valid notices of conversion to Shares in accordance with the Convertible Notes prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Convertible Notes); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Raptor contained in the Merger Agreement; (iii) the expiration or termination of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) completion of the ten consecutive business day marketing period as defined in the Merger Agreement; (v) the absence of a material adverse effect on Raptor and (vi) certain other customary conditions.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each Share that is outstanding immediately prior to the Effective Time (but excluding any Shares (i) owned by Parent, Merger Sub or Raptor or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or Raptor, (ii) irrevocably accepted for purchase pursuant to the Offer or (iii) held by stockholders who are entitled to demand and who shall have properly and validly perfected their appraisal rights under the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon (less any required withholding taxes), upon the surrender of the certificate representing such Share.

Each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is then outstanding and unexercised will be canceled and terminated as of the Effective Time, and each holder of each such Company Option with an exercise price per Share that is less than the Offer Price will be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (y) the amount by which the Offer Price exceeds the per share exercise price of such Company Option, less any applicable withholding taxes (the “Option Consideration”); provided, if it is reasonably determined that such Company Options cannot be automatically canceled and converted into the right to receive the Option Consideration in accordance with the terms of the applicable Raptor equity plan and other terms of such Company Options, including those set forth in any separate agreement between Raptor and the holder(s) of such Company Options, the holder(s) of such Company Options shall be required, prior to receiving the Option Consideration payable in respect of such Company Options under the Merger Agreement, to deliver to the Surviving Corporation an option cancellation agreement in a form reasonably satisfactory to the Surviving Corporation in respect of such Company Options. Each Company Option that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Each restricted stock unit award (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. In lieu of an issuance of Shares in settlement of such vested Company RSU Awards, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU Award will be canceled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price, less any applicable withholding taxes.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 26, 2016. Subject to the terms and on the conditions set forth in the Merger Agreement and the Offer, the Offer is scheduled to expire at midnight, New York time, at the end of the day on October 24, 2016 (the “Expiration Time,” unless Merger Sub extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date”). October 24, 2016 is the twentieth business day (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement do not purport to be complete, and each is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, which are filed as Exhibits (a)(1), (a)(2) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer to Purchase states that Parent’s principal executive office is located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland and that its telephone number at this location is +011.353.1.772.2100. The Offer to Purchase states that Merger Sub’s principal executive office is located at 150 South Saunders Road, Lake Forest, IL 60045 and that its telephone number at this location is (224) 383-3000.

Raptor has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, Offer to Purchase, Letter of Transmittal and related documents, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. Upon filing this Schedule 14D-9 with the SEC, Raptor will make this Schedule 14D-9 available free of charge on its website at http://ir.raptorpharma.com/sec.cfm.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Schedule 14D-9, or as otherwise incorporated herein by reference, to the knowledge of Raptor, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Raptor or its affiliates, on the one hand, and (i) Raptor or its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Merger Sub and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase under the heading “The Merger Agreement” and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms and is not intended to provide any factual information about Raptor, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Raptor’s stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Raptor’s stockholders or other security holders. Raptor’s stockholders or other security holders are not third-party beneficiaries under the Merger Agreement (except with respect to, (i) from and after the Acceptance Time, the right of holders of Shares accepted for payment in the Offer to receive the Offer Price in accordance with the Offer and (ii) from and after the Effective Time, the right of holders of Shares and other securities of Raptor to receive an amount in cash equal to the Merger Consideration) and such stockholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of Raptor, Parent or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Raptor’s or Parent’s public disclosures.

Confidentiality Agreements

On June 6, 2016, Raptor and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Raptor in connection with a possible transaction with Raptor. The Confidentiality Agreement also includes a one-year standstill provision that terminates in the event that Raptor enters into a definitive agreement to effectuate certain transactions. The summary of the Confidentiality Agreement contained in Section 11 of the Offer to Purchase under the heading “Confidentiality Agreement” is incorporated herein by reference. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

In connection with the Merger Agreement, Parent and Merger Sub entered into tender and support agreements (the “Tender and Support Agreements”) with each member of Raptor’s Board of Directors (the “Raptor Board”) and each of Raptor’s executive officers (collectively, the “Committed Stockholders”) pursuant to which the Committed Stockholders agreed to tender all Shares owned by such Committed Stockholders, promptly, and in any event no later than ten business days following the commencement of the Offer, and not to transfer or cause or permit any transfer of their Shares other than in connection with certain limited exceptions. The Tender and Support Agreements will terminate and will have no further force or effect on the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the date upon which the Merger becomes effective. The summary of the Tender and Support Agreements contained in Section 11 of the Offer to Purchase under the heading “Tender and Support Agreements” is incorporated herein by reference. The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, the form of which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Debt Commitment Letter

In connection with the execution and delivery of the Merger Agreement, Horizon Pharma, Inc., an indirect wholly owned subsidiary of Parent (“HPI”), has entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.

(collectively the “Debt Commitment Parties”) pursuant to which the Debt Commitment Parties have provided $675.0 million in debt commitments. The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Raptor.

Certain of Raptor’s executive officers and members of the Raptor Board may have or be deemed to have interests in the Offer and the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Raptor’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Raptor Board was aware of those interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby. As described in more detail below, those interests include:

•	the full vesting acceleration of Company Options currently held by any executive officer or director, with such vesting acceleration effective as of immediately prior to the Effective Time and the cancellation of all Company Options currently held by any executive officer or director that remain outstanding and unexercised as of the Effective Time and conversion of such Company Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such Company Option;

•	the full vesting acceleration of Company RSU Awards currently held by any executive officer or director outstanding as of the Effective Time, and the cancellation of all such Company RSU Awards outstanding as of the Effective Time and conversion of such Company RSU Awards into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such Company RSU Awards immediately prior to the Effective Time and (ii) the Offer Price;

•	the receipt of certain payments and benefits under the executive officers’ individual employment agreements and change in control severance benefits agreements upon certain types of terminations of employment that occur before or following the Effective Time;

•	the receipt of certain retention bonus payments under certain executive officers’ individual retention bonus agreements;

•	the receipt of certain transaction bonus payments to be allocated to the executive officers under a retention bonus pool prior to the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and officers of Company.

For further information with respect to the arrangements between Raptor and its named executive officers, see the information included in Item 8 under the heading “Named Executive Officer Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Consideration for Shares

If Raptor’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Raptor who tender Shares. If Raptor’s executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of Raptor.

As of September 21, 2016, Raptor’s directors and executive officers beneficially owned in the aggregate 840,952 Shares, which excludes any Shares issuable upon exercise or settlement of Company ESPP Rights (as defined below), Company Options and Company RSU Awards held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $7,568,568 in cash, without interest and less any applicable withholding taxes. For a description of the treatment of Company Options and Company RSU Awards held by Raptor’s directors and executive officers, see below under the heading “—Effect of the Merger on Stock Awards.” For a description of Company ESPP Rights held by the executive officers of Raptor, see below under the heading “—Effect of the Merger on Employee Stock Purchase Plan.”

The following table sets forth, as of September 21, 2016, the cash consideration that each executive officer and director of Raptor would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding Shares underlying Company ESPP Rights, Company Options and Company RSU Awards), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Number of Shares Beneficially Owned	Consideration Payable in Respect of Shares
Executive Officers
Ashley C. Gould	9,286	$83,574
David A. Happel	8,934	$80,406
Krishna R. Polu, M.D.	—	$—
Julie Anne Smith	43,961	$395,649
Michael P. Smith	—	$—

Non-Employee Directors
Raymond W. Anderson	6,695	$60,255
Suzanne L. Bruhn, Ph.D.	48,437	$435,933
Richard L. Franklin, M.D., Ph.D.	6,695	$60,255
Georges Gemayel, Ph.D	2,092	$18,828
Llew Keltner, M.D., Ph.D.	6,695	$60,255
Gregg Lapointe	2,092	$18,828
Christopher M. Starr, Ph.D.	706,065	$6,354,585

Effect of the Merger on Stock Awards

Stock Options. Pursuant to the Merger Agreement, each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is then outstanding and unexercised will be canceled and terminated as of the Effective Time, and each holder of each such Company Option with an exercise price per Share that is less than the Offer Price will be paid an amount in cash (without interest), if any, equal to the Option Consideration; provided, if it is reasonably determined that such Company Options cannot be automatically canceled and converted into the right to receive the Option Consideration in accordance with the terms of the applicable Raptor equity plan and other terms of such Company Options, including those set forth in any separate agreement between Raptor and the holder(s) of such Company Options, the holder(s) of such Company Options shall be required, prior to receiving the Option Consideration payable in respect of such Company Options under the Merger Agreement, to deliver to the Surviving Corporation an option cancellation agreement in a form reasonably satisfactory to the Surviving Corporation in respect of such Company Options. Each Company Option that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

As of September 21, 2016, Raptor’s directors and executive officers held Company Options to purchase an aggregate of 4,109,527 Shares, of which Company Options with respect to an aggregate of 2,420,124 Shares had exercise prices below the Offer Price of $9.00. The table below sets forth, for each of Raptor’s executive officers and directors, information regarding Company Options having an exercise price per share less than $9.00 per Share held by each such executive officer or director as of September 21, 2016.

Name	Number of Shares Subject to Company Options Held	Weighted Average Exercise Price per Company Option	Total Consideration for Company Options
Executive Officers
Ashley C. Gould	44,054	$3.74	$231,724
David A. Happel	93,784	$3.74	$493,304
Krishna R. Polu, M.D.	89,152	$3.74	$468,940
Julie Anne Smith	567,645	$5.50	$1,984,926
Michael P. Smith	84,751	$3.74	$445,790

Non-Employee Directors
Raymond W. Anderson	290,000	$4.48	$1,312,200
Suzanne L. Bruhn, Ph.D.	120,680	$5.22	$455,987
Richard L. Franklin, M.D., Ph.D.	260,000	$4.65	$1,131,300
Georges Gemayel, Ph.D.	7,915	$5.22	$29,919
Llew Keltner, M.D., Ph.D.	244,164	$4.72	$1,044,835
Gregg Lapointe	7,915	$5.22	$29,919
Christopher M. Starr, Ph.D.	610,064	$5.22	$2,306,948

Restricted Stock Units. Pursuant to the Merger Agreement, each Company RSU Award that is outstanding as of immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. In lieu of an issuance of Shares in settlement of such vested Company RSU Awards, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU Award will be canceled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price, less any applicable withholding taxes.

As of September 21, 2016, Raptor’s directors and executive officers held Company RSU Awards covering an aggregate of 234,506 Shares. The table below sets forth information regarding Company RSU Awards held by each of Raptor’s executive officers and directors as of September 21, 2016.

Name	Number of Company RSU Awards Held	Total Consideration for Company RSU Awards
Executive Officers
Ashley C. Gould	36,690	$330,210
David A. Happel	28,939	$260,451
Krishna R. Polu, M.D.	23,781	$214,029
Julie Anne Smith	64,179	$577,611
Michael P. Smith	22,607	$203,463

Non-Employee Directors
Raymond W. Anderson	8,330	$74,970
Suzanne L. Bruhn, Ph.D.	8,330	$74,970
Richard L. Franklin, M.D., Ph.D.	8,330	$74,970
Georges Gemayel, Ph.D.	8,330	$74,970
Llew Keltner, M.D., Ph.D.	8,330	$74,970
Gregg Lapointe	8,330	$74,970
Christopher M. Starr, Ph.D.	8,330	$74,970

Effect of the Merger on Employee Stock Purchase Plan

Pursuant to the Merger Agreement, Raptor shall take such actions as may be necessary to (i) operate Raptor’s 2013 Employee Stock Purchase Plan (the “Company ESPP”) in accordance with its terms as in effect on the date of the Merger Agreement from the period of time commencing on the date of the Merger Agreement and ending on the Effective Time, (ii) cause any offering period that would otherwise be underway as of the Effective Time under the Company ESPP in accordance with its terms on the date of the Merger Agreement to be the final offering period under the Company ESPP and such offering period shall be terminated no later than the last payroll period that ends at least three Business Days prior to the Effective Time (the “Final Exercise Date”), (iii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP, (iv) cause each participant’s share purchase rights under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date and (v) terminate the Company ESPP as of the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase Company Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder immediately prior to the Effective Time will be canceled at the Effective Time and converted into the right to receive the Offer Price.

No non-employee directors participate in the Company ESPP. Raptor anticipates that Julie Anne Smith will receive 1,798 Shares upon exercise of Company ESPP Rights in connection with the final offering period of the Company ESPP. No other executive officers will participate in the final offering period of the Company ESPP.

Continuing Employees

Under the Merger Agreement, Parent has agreed that each employee of Raptor and any of its subsidiaries who, as of the closing of the Merger, continues to be employed with Raptor or any of its subsidiaries (each a “Continuing Employee”), which may include Raptor’s executive officers, will, for a period of twelve (12) months following the Effective Time, receive (i) a base salary or wage rate, as applicable, and annual cash bonus opportunity that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash and COBRA premium severance benefits that are at least as favorable as the cash and COBRA premium severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) other welfare benefits (excluding any equity-based or equity-related compensation and any benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, at least as favorable in the aggregate as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of the Parent or its subsidiaries under its welfare benefit plans and programs or (B) to the compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement further provides that to the extent that an employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries (together, the “Company Plans”), or any employee benefit plan or other compensation or severance arrangement of Parent, is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause to be granted to such Continuing Employee credit for all service with Raptor and its subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (provided that such service need not be credited to the extent that it would result in duplication of coverage or benefits).

The Merger Agreement further provides that Parent will (or will cause the Surviving Corporation to) use commercially reasonable efforts to ensure that (i) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries (other than the Company Plans) (collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and disability benefits to any Continuing Employee, all waiting periods, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan and (iii) the accounts of such Continuing Employees under any New Plan that is a flexible spending plan are credited with any unused balance in the account of such Continuing Employee under the applicable Company Plan.

Retention and Bonus Payments

Raptor has entered into letter agreements with each executive management team level employee providing for retention payments payable on the earliest to occur of (i) the executive officer’s continued service to Raptor through May 17, 2017, (ii) the executive officer’s dismissal or discharge by Raptor other than for Cause or resignation by the executive officer from Raptor for Good Reason (each as defined therein) prior to that date or (iii) the consummation of a Change in Control of Raptor prior to that date (as defined therein). In the event the executive officer ceases employment in connection with the events under (ii) or (iii) above, the retention payments are contingent on executing a general release of claims that becomes effective and irrevocable within 60 days following the termination events. The table below sets forth the retention payments for each executive officer.

Parent has also agreed to an allocation of transaction bonuses to Company employees by the Compensation Committee that may be earned based upon criteria to be determined by the Compensation Committee. In determining the allocation of such transaction bonuses, consideration will be given by the Compensation Committee to the amount of any disallowed corporate tax deduction under Section 280G of the Code, so that the aggregate amount of such transaction bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction bonuses, will not exceed approximately $5.94 million in the aggregate. The Compensation Committee has not allocated any transaction bonuses at this time, but intends that no more than $2 million out of the transaction bonus pool will be allocated to any individual. Therefore a maximum of $2 million has been attributed to each executive officer in the table below. The Compensation Committee also intends that the amount of transaction bonus that certain executive officers, including Ms. Smith, will receive will be sufficiently large to approximate the estimated amount that they would receive pursuant to a full or partial “golden parachute” Section 4999 excise tax gross-up payment.

In addition, the Compensation Committee of the Raptor Board generally approved the payment of 2016 target bonuses to all employees on the Closing, subject to continued employment through such date.

Severance and Change in Control Benefits

Raptor previously entered into an amended and restated executive employment agreement with Ms. Smith and change in control severance agreements with each other executive officer that provide for certain severance and change in control payments and benefits upon certain terminations which are described below (such termination, a “Qualifying Termination”). Pursuant to the terms of the Merger Agreement, Parent will (or will cause the Surviving Corporation to) assume and honor all of Raptor’s benefit plans that provide for severance and change in control obligations in accordance with their terms as in effect immediately prior to the date of the Merger Agreement, including such agreements with Raptor’s executive officers.

Under the change in control severance agreements (the “CIC Agreements”) of each of Messrs. David Happel and Michael Smith, Dr. Krishna Polu and Ms. Ashley Gould, in the event the executive officer is terminated without Cause or resigns as a result of Good Reason within 18 months following a Change in Control (each as defined in each CIC Agreement), each executive officer would become entitled to the following, subject to the executive officer executing a general release of claims that becomes effective and irrevocable within 60 days following termination:

•	a single lump sum cash payment equal to the sum of 18 months base salary plus the executive officer’s target annual bonus (assuming achievement of performance goals at 100% of target);

•	if the executive officer elects to receive continued healthcare coverage under COBRA, direct payment or reimbursement of health plan coverage for the executive officer and his or her covered dependents under COBRA until the earlier of 18 months or the date the executive and his or her covered dependents become eligible for healthcare coverage under another employer’s plan; provided, that at Raptor’s election, it may provide the executive officer with a monthly cash payment equal to the amount Raptor would have paid until the earlier of 27 months or the date the executive and his or her covered dependents become eligible for healthcare coverage under another employer’s plan; and

•	fully accelerated vesting and immediate exercisability of each outstanding equity award, including Company Options and Company RSU Awards, held by the executive officer, which shall with respect to the Company Options remain exercisable until the earlier of the original expiration date for such Company Option or the 18-month anniversary of the termination date.

Under Ms. Julie Anne Smith’s amended and restated executive employment agreement, if she is terminated without Cause or resigns as a result of Good Reason within 12 months following a Change in Control (each as defined in her employment agreement), she would become entitled to the following, subject to Ms. Smith executing a general release of claims that becomes effective and irrevocable within 60 days following termination:

•	a single lump sum cash payment equal to twice the sum of her base salary and target annual cash bonus;

•	if she elects to receive continued healthcare coverage under COBRA, direct payment or reimbursement of health plan coverage for Ms. Smith and her covered dependents under COBRA until the earlier of 24 months or the date Ms. Smith and her covered dependents become eligible for healthcare coverage under another employer’s plan; and

•	fully accelerated vesting and immediate exercisability of each outstanding equity award, including Company Options and Company RSU Awards, held by Ms. Smith, which shall with respect to the Company Options remain exercisable until the earlier of the original expiration date of such equity award or the second anniversary of her termination.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the terms of the CIC Agreements and Ms. Smith’s amended and restated employment agreement. The table below describes the estimated potential payments to each of Raptor’s executive officers in the event a Qualifying Termination occurs within 12 months following the Effective Time (in the case of Ms. Smith) or within 18 months following the Effective Time (in the case of Messrs. Happel and Smith, Dr. Polu and Ms. Gould), except for the value of accelerated vesting of each such executive officer’s Company Options and Company RSU Awards as those amounts are disclosed in the tables above. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a Qualifying Termination; they do not include the value of payments or benefits that would have been earned absent the Qualifying Termination. For purposes of calculating the potential payments set forth in the table below, we have assumed that the initial expiration date of the Offer and the date of Qualifying Termination were October 24, 2016 and that the Compensation Committee will determine that the criteria for earning a transaction bonus will include a termination without cause following the Effective Time and thus potentially payable as severance benefits. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment(1)	COBRA Premiums(2)	Cash Bonus Payment(3)	Retention Payment(4)	Transaction Bonus Payment(5)
Ashley C. Gould	$760,000	$78,023	$160,000	$200,000	$2,000,000
David A. Happel	$745,632	$78,023	$156,975	$196,219	$2,000,000
Krishna R. Polu, M.D.	$760,760	$78,023	$160,160	$200,200	$2,000,000
Julie Anne Smith	$1,824,000	$69,354	$342,000	$285,000	$2,000,000
Michael P. Smith	$713,545	$78,023	$150,220	$150,220	$2,000,000

(1)	The amount set forth represents a cash severance payment payable in a lump sum as follows: (i) in the case of Ms. Smith, twice the sum of her base salary and target annual cash bonus; and (ii) in the case of each other executive officer, 18 months base salary plus the executive officer’s target annual bonus.
(2)	The amount set forth represents the cost of continued COBRA benefits for the executive officer and any qualified beneficiary based on the incremental cost of Raptor’s contribution as of September 1, 2016 to provide this coverage. In the case of Ms. Smith, COBRA benefits are payable until up to 24 months. With respect to each other executive officer, at Raptor’s election, it may provide the executive officer with a monthly cash payment equal to the amount Raptor would have paid for COBRA benefits for up to 27 months.
(3)	The amount set forth represents a cash payment equal to the executive officer’s 2016 annual target bonus payable in a lump sum contingent on continued employment through the Closing.
(4)	The amount set forth represents retention payments payable on the Closing, contingent on continued employment through the Closing, or if earlier, a termination without Cause or for Good Reason.
(5)	As described above, Parent has agreed to an aggregate transaction bonus pool for Company employees so that the aggregate amount of such transaction bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction bonuses, will not exceed approximately $5.94 million in the aggregate. The Compensation Committee has not allocated any transaction bonuses at this time but intends that no more than $2 million out of the transaction bonus pool will be allocated to any individual.

Transaction Committee

In connection with the Merger, the Raptor Board approved the payment of a cash retainer payment of $75,000 to each of Suzanne L. Bruhn and Richard L. Franklin with respect to their services on the Committee (as defined below). The payment was made following review of market data regarding fees paid to non-employee directors serving on transaction committees in similar transactions.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of Raptor’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with Raptor’s directors or executive officers in the future.

Director and Officer Indemnification and Insurance

Raptor has entered into indemnity agreements (“Indemnity Agreements”) with each of its directors and executive officers. The Indemnity Agreements provide, among other things, that Raptor will hold harmless and indemnify the director or executive officer party thereto (the “Indemnitee”) (i) to the fullest extent authorized or permitted by the provisions of Raptor’s bylaws and the law and (ii) subject to certain exclusions, against expenses that the Indemnitee becomes legally obligated to pay because of any claim or claims made against or by the Indemnitee in connection with threatened, pending or completed actions, suits or proceedings, to which the Indemnitee is, was or at any time becomes a party or a participant, or is threatened to be made a party, by reason of the fact that the Indemnitee is, was or at any time becomes a director, officer, employee or other agent of Raptor, or is or was serving or at any time serves at Raptor’s request as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including any of Raptor’s subsidiaries.

In addition, the Indemnity Agreements also establish the processes and procedures for indemnification claims, advancement of expenses and costs and other determinations with respect to indemnification. The contractual rights to indemnification provided by these indemnity agreements are subject to the limitations and conditions specified in such agreements. The Indemnity Agreements are not exclusive of any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled, including pursuant to Raptor’s certificate of incorporation or bylaws.

The foregoing summary of the Indemnity Agreements is qualified in its entirety by reference to the Indemnity Agreements, the form of which is filed as Exhibit (e)(8) hereto, and is incorporated herein by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of Raptor’s current and former directors, officers and employees (including any person who becomes a director, officer or employee of Raptor or any of its subsidiaries prior to the Effective Time). Specifically, the Surviving Corporation and its subsidiaries as of the Effective Time have agreed to (and Parent has agreed to cause the Surviving Corporation and such subsidiaries to) honor and fulfill in all respects the obligations of Raptor and its subsidiaries under (i) the indemnification agreements between Raptor or any of its subsidiaries and any of their respective current or former directors, officers or employees, and any person who becomes a director or officer prior to the Effective Time (the “Indemnified Persons”) and (ii) the indemnification, expense advancement and exculpation provisions in the certificate of incorporation or bylaws or comparable organizational documents of Raptor or its subsidiaries in effect on the date of the Merger Agreement. In addition, for a period of six years from the Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) ensure that the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than the indemnification, expense advancement and exculpation provisions in the certificates of incorporation and bylaws (and other similar organizational documents) of Raptor and its subsidiaries in effect as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the indemnified parties except as required by applicable law.

In addition, for a period of six years from the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries will indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises out of or pertains directly to any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer (including as a fiduciary with respect to an employee benefit plan) of Raptor or any of its subsidiaries or by reason of the fact that such Indemnified Person is or was serving at the request of Raptor or its subsidiaries as a director or officer (including as a fiduciary with respect to an employee benefit plan) of another person at or prior to the Effective Time, including any claim with respect to the transactions contemplated by the Merger Agreement. In addition, during such six-year period, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) advance all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an Indemnified Person in connection with an Indemnified Proceeding upon receipt of an undertaking by the Indemnified Person to repay such advances if it is ultimately decided that the Indemnified Person is not entitled to indemnification under the Merger Agreement.

During the period commencing at the Acceptance Time and ending on the date that is six years from the Effective Time, Raptor and the Surviving Corporation have agreed to (and Parent has agreed to cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to or at the Effective Time, covering each person covered by Raptor’s directors’ and officers’ liability insurance in force on the date of the Merger Agreement (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance. However, Parent and the Surviving Corporation will not be obligated to pay an annual premium for such directors’ and officers’ insurance in excess of 300% of the annual amount paid by Raptor (the “Maximum Annual Premium”) for coverage during the then current coverage period as of the date of the Merger Agreement. Notwithstanding the foregoing, prior to the Effective Time, Raptor may purchase a six-year “tail” prepaid policy on the Current Company D&O Insurance at a cost not to exceed the Maximum Annual Premium. In the event that Raptor elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of the obligations of Parent and the Surviving Corporation under the first sentence of this paragraph for so long as such “tail” policy is in full force and effect.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Raptor Board.

At a meeting of the Raptor Board held on September 11, 2016, the Raptor Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor.

Accordingly, and for the other reasons described in more detail below, the Raptor Board hereby recommends that Raptor’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A copy of the letter to Raptor’s stockholders communicating the Raptor Board’s recommendation is filed as Exhibit (a)(17) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation of the Raptor Board.

Background of the Offer

The Raptor Board and Raptor’s senior management regularly review and assess Raptor’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process and in light of the economic and regulatory landscape and trends in the pharmaceutical industry and other developments specific to Raptor’s business, the Raptor Board and senior management have periodically evaluated potential strategic alternatives relating to Raptor’s business and engaged in discussions with third parties concerning potential strategic transactions, including a sale of the company and collaboration and licensing arrangements with respect to its products, product candidates and technology.

Decline in Stock Price and Stockholder Pressure to Improve Stock Price Performance

Raptor has a single product approved for sale in the United States marketed under the product name PROCYSBI® (investigationally named RP103) for the treatment of nephropathic cystinosis in children and adults. Raptor’s second commercial drug product, QUINSAIR™ (investigationally named MP-376), is approved for sale in the European Economic Area and Canada, and was acquired by Raptor in October 2015. On September 14, 2015, Raptor announced that it would not advance its program for the treatment of pediatric non-alcoholic steatohepatitis (NASH) with RP103 after topline results of its Phase 2b trial failed to show statistically significant efficacy as measured by the trial’s primary endpoints. On the next trading day following the announcement, the closing price of Raptor’s Common Stock on The NASDAQ Global Market (“NASDAQ”) fell to $7.52 per share, as compared to $12.03 per share closing price on the prior trading day. On December 10, 2015, Raptor announced 36-month efficacy results from a Phase 2/3 clinical trial evaluating RP103 for the potential treatment of Huntington’s Disease and that Raptor would advance the program into a pivotal study based on favorable treatment effects, notwithstanding that efficacy results from the Phase 2/3 clinical trial, as measured by the trial’s primary endpoints, were not statistically significant. The closing price of Raptor’s Common Stock on December 11, 2015 was $4.54 per share, down from $5.56 per share on the prior trading day. On February 25, 2016, Raptor announced that it was prioritizing between its clinical programs and would be exploring non-dilutive funding and partnering options to fund the Huntington’s Disease program.

In the first quarter of 2016, Raptor began facing substantial pressure from its stockholder base to improve its stock price performance. The Raptor Board and management had increased interactions with large stockholders, and received a letter on March 25, 2016 from Sarissa Capital Domestic Fund LP (“Sarissa”), which owned approximately three percent of Raptor’s Common Stock, notifying Raptor of Sarissa’s intention to nominate certain persons to the Raptor Board.

Unsolicited Expressions of Interest from Third Parties

Following the significant drop in the trading price of shares of its Common Stock, Raptor received unsolicited verbal and written expressions of interest regarding potential strategic transactions from three different parties in the first quarter of 2016.

Julie Anne Smith, the President and Chief Executive Officer of Raptor, and Michael Smith, the Chief Financial Officer of Raptor, met with representatives of a European biopharmaceutical company (“Company A”) at an industry conference on January 13, 2016 and discussed potential strategic opportunities between the two companies. This initial discussion centered around potential opportunities for Company A to acquire rights to Raptor’s products in Europe.

On January 28, 2016, senior executives of a publicly traded biotechnology company in the United States (“Company B”) contacted Ms. Smith and certain other members of the senior management team of Raptor to discuss a potential merger in a stock-for-stock transaction (the “Potential Stock Transaction”) between the two parties. In early February, Raptor entered into a confidentiality agreement with Company B, which included a customary two-year standstill provision (including a provision prohibiting Company B from making any request that Raptor waive the standstill restrictions, known as a “don’t ask/don’t waive” provision).

On February 8-9, 2016, the Raptor Board held in-person meetings, with management and representatives of Latham & Watkins LLP, the Company’s outside counsel (“Latham”), present, during which the Raptor Board received a business update and reviewed Raptor’s strategic business plan for the upcoming year. Ms. Smith also provided the Raptor Board with an update regarding the above-described discussions with each of Company A and Company B regarding potential strategic opportunities. The Raptor Board instructed Ms. Smith to continue to facilitate these expressions of interest and to keep the Raptor Board apprised. At that meeting and at the invitation of the Raptor Board, representatives of Centerview Partners LLC (“Centerview”) made a presentation regarding the current status of the biotechnology and pharmaceutical industries and the various strategic alternatives available to Raptor. Representatives of Centerview also reviewed with the Raptor Board recent shareholder activism campaigns and the themes driving activism. After representatives of Centerview left the meeting, the Raptor Board discussed the possibility of engaging a financial advisor in connection with a review of strategic alternatives by Raptor. The Raptor Board did not then make a determination regarding whether to conduct a review of strategic alternatives or engage a financial advisor in connection with any such review.

Ms. Smith met with the Chief Executive Officer of Company B on February 10, 2016 to discuss the Potential Stock Transaction.

On March 8, 2016, representatives of Raptor’s senior management further discussed with representatives of Company A potential strategic opportunities between the two companies. During this discussion, Company A expressed an interest in acquiring all of the outstanding shares of Raptor Common Stock at a premium based on Raptor’s then-current market price, which as of the close of trading on March 8, 2016 was $3.99 per share.

On March 14 and 15, 2016, and without prior solicitation from Raptor or its advisors, representatives of MTS Health Partners, L.P. (“MTS”), one of Horizon Pharma’s financial advisors, contacted Ms. Smith to discuss a preliminary proposal for a potential acquisition of PROCYSBI / RP103 at a purchase price of $500 to $600 million, with Raptor to retain rights to develop PROCYSBI / RP103 for the treatment of Huntington’s Disease. Ms. Smith acknowledged that the potential proposal was an interesting one and that she was reviewing it with the Raptor Board and management team.

On March 17, 2016, Timothy P. Walbert, the Chairman, President and Chief Executive Officer of Horizon Pharma and a former member of the Raptor Board, met with Ms. Smith at a banking conference and reiterated Horizon Pharma’s interest in exploring an acquisition of PROCYSBI / RP103 (with Raptor to retain rights to develop PROCYSBI / RP103 for the treatment of Huntington’s Disease). Ms. Smith again acknowledged that the potential proposal was interesting. However, she expressed some concerns regarding the amount of cash that would be available to Raptor to pursue its development and commercialization of QUINSAIR and its product pipeline following the consummation of the proposed transaction. Mr. Walbert served as a member of the Raptor Board from April 2011 until July 28, 2014, and as a result, was familiar with Raptor management and its lead drug, PROCYSBI / RP103. Under the potential structure referenced by Mr. Walbert, Horizon Pharma would acquire all assets related to PROCYSBI / RP103 and Raptor would retain rights to develop PROCYSBI / RP103 for the treatment of Huntington’s Disease and its other commercial drug product, QUINSAIR™ / MP-376. QUINSAIR was acquired by Raptor in October 2015, had not yet received marketing approval from the Food and Drug Administration (“FDA”) and was then projected by Raptor’s management to represent approximately $2 million (or approximately 1.6%) of Raptor’s estimated worldwide revenues in 2016.

On March 21, 2016, the Raptor Board held a telephonic meeting, with representatives of Latham present, during which Ms. Smith provided an update regarding the current status of expressions of interest from each of Company A, Company B and Horizon Pharma regarding potential strategic transactions involving Raptor. The Raptor Board expressed concerns about the tax inefficiencies of Horizon Pharma’s proposal to acquire only assets related to PROCYSBI / RP103 and whether Raptor would be able to continue to pursue its development and commercialization of QUINSAIR / MP-376 and its product pipeline following the consummation of the proposed transaction. Following discussion, the Raptor Board instructed Ms. Smith to request additional details from Horizon Pharma regarding the structure of its proposal and to continue to facilitate the expressions of interest and to keep the Raptor Board apprised.

On March 23, 2016, the executive teams of Raptor and Company B met to discuss the benefits that might potentially be realized by both companies in connection with the Potential Stock Transaction. In light of this discussion and the strategic interest received from these various parties, the Raptor Board decided to engage Centerview to assist Raptor in connection with the Potential Stock Transaction with Company B. On March 23, 2016, Raptor executed an engagement agreement with Centerview to act as lead financial advisor to Raptor to assist in connection with a potential transaction with Company B, and with the possibility of expanding Centerview’s advisory role in the future in the event Raptor decided to explore other strategic alternatives.

On March 28, 2016, the Raptor Board held a telephonic meeting, with representatives of Latham and Centerview present, during which Ms. Smith provided a further update regarding conversations with each of Company A, Company B and Horizon Pharma regarding potential strategic transactions. Following discussion, the Raptor Board instructed Ms. Smith to continue to facilitate these expressions of interest and to keep the Board apprised.

On April 1, 2016, Mr. Walbert spoke to Ms. Smith to discuss the potential acquisition of PROCYSBI / RP103. During that call, Ms. Smith expressed to Mr. Walbert the Raptor Board’s concern that the proposal would be tax inefficient to Raptor and its stockholders and that the Raptor Board wanted to better understand Horizon Pharma’s point of view on the proposed structure of such acquisition.

At an in-person meeting of the Raptor Board held on April 6, 2016, with representatives of management, Centerview and Latham present, Ms. Smith updated the Raptor Board regarding strategic discussions with each of Company A, Company B and Horizon Pharma. Representatives of Centerview presented an overview of both the biopharmaceutical industry in general and Raptor specifically, including an overview of the strategic alternatives available to Raptor. The Raptor Board also discussed next steps for evaluation of strategic alternatives, including directing management to explore possible transaction terms for divesting Raptor’s European operations. Without Centerview present, the Raptor Board discussed the selection of one or more financial advisors who could advise the Raptor Board in connection with its evaluation of potential strategic alternatives (beyond the exploration of the Potential Stock Transaction with Company B for which Centerview had already been engaged) and determined that Centerview was qualified for this expanded role because of its longstanding relationship and familiarity with Raptor and its business, as well as its experience and expertise in the biotechnology and pharmaceutical industries. Following discussion, the Raptor Board authorized management to expand Centerview’s engagement as a financial advisor to Raptor in connection with its broader review of strategic alternatives. The Raptor Board also discussed the advantages of engaging a potential co-lead financial advisor to assist Raptor in its evaluation of and response to strategic alternatives, in addition to Centerview. At that meeting, the Raptor Board and representatives of management interviewed representatives of three financial advisory firms, including Leerink Partners LLC (“Leerink”), but deferred making a decision whether to hire a second financial advisor.

During the course of the trading day on April 6, 2016, a rumor from an anonymous source appeared in various media outlets claiming that Raptor was considering hiring a financial advisor to explore a potential sale. The closing price of Raptor’s Common Stock on that day was $5.81 per share, up from $4.67 per share on the prior trading day. That day, Mr. Walbert emailed Ms. Smith to ask whether Raptor was exploring a potential sale of the entire company, and Ms. Smith responded by email that Raptor was continually reviewing options to create value for its stockholders.

On April 8, 2016, Mr. Walbert sent Ms. Smith a presentation summarizing Horizon Pharma’s proposal to acquire the worldwide rights to PROCYSBI / RP103 and any related assets for cash under three different potential structures, including an immediate asset sale, an installment sale and a possible partnering arrangement. Mr. Walbert then suggested the parties enter into a confidentiality agreement in order to continue discussions.

On April 15, 2016, the Raptor Board held a telephonic meeting, with representatives of management and Latham present, during which Ms. Smith provided a further update regarding discussions with each of Company A, Company B and Horizon Pharma. Following discussion, the Raptor Board instructed Ms. Smith to continue to facilitate these expressions of interest and to keep the Board apprised. However, the Raptor Board continued to express concerns about the tax inefficiencies of Horizon Pharma’s proposal and whether Raptor would be able to continue to pursue its development and commercialization of other products.

On April 19, 2016, the Chief Executive Officer of Company A sent a letter to Ms. Smith expressing Company A’s interest in acquiring all of the issued and outstanding shares of Raptor’s Common Stock, and indicating a preliminary equity valuation of $582 million to $671 million (or $6.50 to $7.50 per share).

On April 22, 2016, the Raptor Board held a telephonic meeting, with management and representatives of Latham and Centerview present, during which Ms. Smith updated the Raptor Board on discussions with each of Horizon Pharma, Company A and Company B. The Raptor Board and management discussed with representatives of Latham and Centerview various strategic alternatives, including the possibility of a divestiture by Raptor of its businesses in Europe, the Middle East and Africa (“EMEA Divestiture”), the sale of PROCYSBI, the sale of the company as a whole, the Potential Stock Transaction and/or remaining as an independent company. The Board also discussed the alternative processes for exploring the potential strategic transactions and the pros and cons of each. Latham answered questions from the Raptor Board regarding its fiduciary duties in the context of exploring strategic alternatives. Following discussion, the Raptor Board instructed Ms. Smith to continue to facilitate these expressions of interest and to keep the Raptor Board apprised.

On April 24, 2016, Horizon Pharma’s indication of interest was confirmed in writing via a letter addressed from Mr. Walbert to Ms. Smith, proposing an acquisition of the PROCYSBI assets for $500 to $600 million in cash, plus an unquantified amount of risk-sharing consideration to be negotiated for the possible use of PROCYSBI for the treatment of Huntington’s Disease, subject to the terms of an asset purchase agreement to be drafted and negotiated.

On May 6, 2016, Mr. Walbert spoke to Ms. Smith to reiterate Horizon Pharma’s interest in a potential transaction with Raptor.

Raptor Board Initiates Strategic Review Process

On May 16-17, 2016, the Raptor Board held in-person meetings, with management and representatives of Latham and Centerview present, during which Centerview provided the Raptor Board with an overview of a proposed process for a review of potential strategic alternatives by Raptor, focusing on a potential sale of the company, the Potential Stock Transaction and an EMEA Divestiture. After discussion, representatives of Centerview left the meeting and representatives of Latham reviewed with the Raptor Board its fiduciary duties with respect to a potential strategic transaction, including a sale of the company. The Raptor Board also discussed in executive session the potential advantages of engaging a financial co-advisor to provide advice in connection with Raptor’s review of potential strategic alternatives. Following discussion, the Raptor Board authorized Raptor’s officers to retain and engage Leerink to serve as co-lead financial advisor to Raptor in connection with the exploration of strategic alternatives, based on its longstanding relationship and familiarity with Raptor and its business, as well as its experience and expertise in the biotechnology and pharmaceutical industries.

At the May 16-17, 2016 meeting, management also reviewed a number of business updates with the Raptor Board and then presented the Non Risk-Adjusted All Programs Long-Term Forecast, which is described in the section entitled “—Certain Projections” beginning on page 41, including the various assumptions underlying the key elements of the Non Risk-Adjusted All Programs Long-Term Forecast, which was to be provided to potential bidders in connection with their evaluation of potential strategic transactions involving Raptor. Following discussion, in executive session, the Raptor Board approved the Non Risk-Adjusted All Programs Long-Term Forecast as presented to it and directed management to provide the Non Risk-Adjusted All Programs Long-Term Forecast, with such modifications and updates as may be approved by management, to third parties in connection with the strategic review process.

At the conclusion of the May 16-17, 2016 meeting, the Raptor Board authorized Centerview and Leerink to begin a strategic review of alternatives on behalf of Raptor and to communicate with each of Horizon Pharma, Company A, Company B and other potentially interested parties regarding their interest in potential strategic opportunities, focusing on a potential sale of the company, the Potential Stock Transaction and an EMEA Divestiture. In addition, in order to facilitate the Raptor Board’s oversight of the process, the Raptor Board formed a transaction committee (the “Committee”), which consisted of Ms. Smith, Richard Franklin and Suzanne Bruhn, to oversee and manage the review and assessment of strategic alternatives in conjunction with management and to provide guidance to Raptor’s senior management and legal and financial advisors, with the Raptor Board to be convened to consider and make any key decisions in connection with the review process.

On May 20, 2016, the Committee held a telephonic meeting, with representatives of Latham, Centerview and Leerink and other members of the Raptor Board and management present, to discuss the process and timeline for outreach to potential strategic counterparties who might be interested in an acquisition of Raptor, the EMEA Divestiture or the Potential Stock Transaction. Centerview and Leerink reviewed a list of 42 potential strategic counterparties with the Company, and based on the advice of Centerview and Leerink, the Committee approved 14 parties (including Company A, Company B and Horizon Pharma) for Centerview and Leerink to contact in order to solicit strategic interest for a potential transaction. In identifying these parties, the Committee considered, with input from its financial and legal advisors, the likelihood of each party’s interest in Raptor and their ability to offer a competitive price, as well as their anticipated ability to finance and complete a transaction without delays that could be highly disruptive to Raptor. The 42 potential parties did not include any financial investors.

After the May 20 Committee meeting, in consultation with the Committee, Centerview and Leerink began outreach to 14 prioritized strategic counterparties, including each of Horizon Pharma, Company A and Company B, who the Committee had determined might be potentially interested in either an acquisition of Raptor, the Potential Stock Transaction or an EMEA Divestiture. At the request of the Committee and other members of the Raptor Board during periodic updates to the Committee, six additional strategic counterparties were ultimately added to this outreach process in order to maximize the likelihood of creating a competitive process and the value offered by bidders in the strategic process. This included two parties that independently contacted Centerview and Leerink without solicitation, following rumors in the press that Raptor was considering hiring a financial advisor to explore a potential sale, to express interest in participating in the sale process.

On May 23, 2016, Mr. Walbert called Ms. Smith to discuss Horizon’s proposal to acquire PROCYSBI / RP103. Ms. Smith informed Mr. Walbert that the Raptor Board did not believe that Horizon Pharma’s prior proposal to acquire PROCYSBI / RP103 was in the best interest of Raptor’s stockholders and that she believed that Raptor was significantly undervalued relative to its then market price. Ms. Smith also informed Mr. Walbert that Raptor had received various unsolicited inquires relating to possible strategic transactions, that the Raptor Board had decided to evaluate possible proposals and that Raptor had engaged Centerview and Leerink as its financial advisors to help with that process.

On May 24, 2016, representatives of Centerview called representatives of MTS to inform MTS that Centerview and Leerink had been engaged as Raptor’s financial advisors in connection with the proposed strategic review process, which would include the consideration of a merger in a stock-for-stock transaction, a sale of Raptor’s European business and an all-cash sale of Raptor, and that they would be sending a confidentiality agreement for Horizon Pharma to execute in order to participate in that process.

Of the 20 strategic parties contacted by Centerview and Leerink, 12 parties, including each of Horizon Pharma, Company A and Company B, executed a confidentiality agreement with Raptor, were provided opportunities to participate in management meetings and were granted access to select due diligence materials (including the Non Risk-Adjusted All Programs Long Term Forecast) via an electronic data room. Each such confidentiality agreement included a customary standstill restriction with a term of one to two years and eight of the 12 confidentiality agreements included a “don’t ask / don’t waive” provision. The standstill restrictions (and any associated “don’t ask / don’t waive” provisions) in nine of those confidentiality agreements (including the confidentiality agreement with Company A) became inoperative pursuant to their terms upon the announcement of the execution of the Merger Agreement with Horizon Pharma, and following such announcement on September 24, 2016, Raptor notified, with the consent of Horizon Pharma, each of the three bidders that were party to a confidentiality agreement with Raptor that included ongoing “don’t ask / don’t waive” restrictions (Company B and two bidders that had expressed primary interest in the EMEA Divestiture) that Raptor will not interpret any such confidentiality agreement to preclude the bidder from requesting to be relieved of its standstill obligations for the sole purpose of making a Superior Proposal (as defined in the Merger Agreement).

Of the 12 parties that executed confidentiality agreements with Raptor, five parties (including Horizon Pharma) expressed during the course of various discussions that they were primarily interested in an acquisition of the company, six parties (including Company A) expressed that they were primarily interested in an EMEA Divestiture and Company B remained interested in the Potential Stock Transaction. Between May 27 and July 8, 2016, the Committee held seven telephonic meetings, with various other members of the Raptor Board and management and representatives of Latham, Centerview and Leerink present, during which Centerview and Leerink provided the Committee with regular updates.

On June 6, 2016, Horizon Pharma and Raptor executed a confidentiality agreement containing a standstill provision and a “don’t ask / don’t waive” provision (each of which would terminate if Raptor entered into a definitive agreement in respect of a change of control transaction) and other customary terms.

On June 10, 2016, Raptor provided Horizon Pharma and its legal advisors access to its electronic data room.

Raptor formally executed an engagement letter with Leerink on June 10, 2016 and an amended engagement letter with Centerview on June 13, 2016 appointing each of them as a co-lead financial advisor to Raptor to assist in connection with its review of potential strategic transactions.

On June 16, 2016, representatives of each of Horizon Pharma and Raptor held a meeting in San Francisco at the offices of Latham. At the meeting, Raptor’s management team provided a presentation on Raptor’s business.

In late June 2016, at the direction of the Raptor Board, Centerview and Leerink sent a process letter requesting that proposals for strategic transactions with Raptor be submitted on or before July 14, 2016. Also in late June 2016, representatives of Raptor held a teleconference call with representatives of Horizon Pharma to discuss regulatory diligence matters.

On June 27, 2016, Horizon Pharma sent to Raptor a list of diligence questions relating to the Raptor management presentation.

Raptor Receives Initial Indications of Interest

On July 14, 2016, each of Horizon Pharma, Company A and Company B submitted an indication of interest in connection with Raptor’s strategic process. Horizon Pharma’s proposal contemplated an acquisition of 100% of the outstanding shares of Common Stock for up to $8.00 per share, consisting of $7.00 per share payable in cash at closing and $1.00 per share in the form of a contingent value right payable upon QUINSAIR cumulative net sales in the United States of $224 million by the end of 2020. Company A’s proposal was for Raptor’s assets and business in the European Union and offered $40 million of consideration payable in cash at closing, $177.5 million payable on the achievement of various development and net sales milestones for PROCYSBI / RP103 in Europe and $177.5 million payable on the achievement of various development and net sales milestones for QUINSAIR / MP-376 in Europe. In conjunction with that proposal, Company A also withdrew its prior indication of interest submitted on April 19, 2016 which contemplated an acquisition of all of the issued and outstanding shares of Common Stock and indicated it was only interested in an acquisition of Raptor’s business in Europe, the Middle East and Africa. Company B’s proposal was for the Potential Stock Transaction and contemplated an acquisition of 100% of the issued and outstanding shares of Raptor’s Common Stock for $7.00 per share, comprised of $1.00 per share in cash and $6.00 per share payable in shares of Company B common stock to be issued at the closing of the transaction. Company B also indicated that it would be amenable to increasing the proportion of cash used in the transaction, should that be of interest to the Raptor Board, contingent upon the restructuring of some or all of Raptor’s indebtedness to Healthcare Royalty Partners under terms agreeable to both parties and in a manner supportive of the pro forma company’s liquidity and available resources. The closing price of Raptor’s Common Stock on July 14, 2016 was $5.86 per share. The other nine parties that had participated in management presentations declined to submit initial indications of interest for various reasons, including other internal strategic priorities and recent acquisitions.

On July 19, 2016, the Raptor Board held an in-person meeting, with management and representatives of Latham, Centerview and Leerink present, in order to discuss the proposals submitted by Horizon Pharma, Company A and Company B. Following extensive discussion, the Raptor Board instructed Centerview and Leerink to inform Horizon Pharma that its proposal did not offer sufficient value for Raptor’s businesses and that Horizon Pharma would need to improve its offer price in order to continue discussions. The Raptor Board also instructed Centerview and Leerink to inform Company A that it would need to increase the amount of consideration payable at closing and focus on more near-term milestones in its next bid and to inform Company B that the Raptor Board would need significantly more detail around valuation, anticipated synergies, closing certainty and post-closing governance in order to properly evaluate its proposal for the Potential Stock Transaction.

On July 20, 2016, representatives of Centerview and Leerink called representatives of Citi Global Markets Inc. (“Citi”) and MTS, the financial advisors to Horizon Pharma, to provide feedback on Horizon Pharma’s July 14 proposal, including that the Raptor Board did not find the proposal to be compelling, the process was competitive and that the Raptor Board was not prepared to move forward with Horizon Pharma into the next round based on that proposal.

On July 25, 2016, certain representatives from a publicly traded biotechnology company in the United States (“Company C”), which had previously signed a confidentiality agreement and participated in a management meeting with Raptor as part of the initial stage of the strategic process, contacted representatives of Centerview to communicate certain follow-up questions regarding Raptor. These representatives indicated to Centerview that Company C would likely be submitting an indication of interest with respect to an acquisition of Raptor.

On July 26, 2016, Horizon Pharma submitted a revised non-binding proposal to acquire 100% of the outstanding shares of Common Stock for up to $9.00 per share, consisting of $8.50 per share payable in cash at closing and up to $0.50 in the form of a contingent value right related to QUINSAIR. Horizon Pharma’s revised proposal specified that each contingent value right would pay to the holder thereof $0.25 upon FDA approval for QUINSAIR for cystic fibrosis in the United States, assuming approval is received no later than by the end of 2018, and an additional $0.25 upon achieving $100 million of net sales of QUINSAIR in the United States in any one fiscal year period prior to the end of 2021.

On July 28, 2016, representatives of Raptor informed Horizon Pharma that, based on its July 26 proposal, Horizon Pharma would be permitted to move forward in the process and that full access to Raptor’s electronic data room would be given to Horizon Pharma and certain of its representatives.

Beginning in late July 2016, in order to allow each bidder to complete its due diligence prior to submission of final bids, Raptor provided access, via its electronic data room, to additional confirmatory diligence materials to each of Horizon Pharma, Company A and Company B.

In late July and early August 2016, representatives of Raptor also held teleconference calls with representatives of each of Horizon Pharma, Company A and Company B to review and discuss diligence information, including regulatory updates, and answer questions regarding the same.

On August 5, 2016, the Committee held a telephonic meeting, with management and representatives of Latham, Centerview and Leerink present, during which representatives from Latham reviewed the material terms of an “auction draft” merger agreement prepared for purposes of the sale process and Raptor’s financial advisors provided an update on requests for due diligence requests from each of Horizon Pharma, Company A and Company B in order to allow them to complete their due diligence prior to submission of final bids. Following a public announcement of second quarter earnings by Raptor and that Raptor was increasing its revenue guidance for 2016, the closing price of Raptor’s Common Stock on August 5, 2016 was $6.89 per share.

On August 6, 2016, Company C submitted a non-binding proposal, conditioned on completion of its due diligence process, to acquire all outstanding shares of Raptor’s Common Stock for an aggregate cash amount of $775 million at closing, which implied a per share value of $8.71.

On August 8, 2016, the Committee held a telephonic meeting, with management and representatives of Latham, Centerview and Leerink present, to discuss the proposal submitted by Company C. Following discussion, the Committee instructed Centerview and Leerink to provide Company C with access to additional due diligence materials in order to encourage Company C to accelerate its review process in anticipation of increasing the value in its final bid.

Raptor Solicits Final Bids

On August 11, 2016, the Committee held a telephonic meeting, with management and representatives of Latham, Centerview and Leerink present, to discuss the process for submission of final bids and the current status of each party’s due diligence efforts. On August 12, 2016, at the direction of the Raptor Board, Centerview and Leerink instructed each of Horizon Pharma, Company A, Company B and Company C to provide best and final offers, reflecting their completed due diligence, on September 8, 2016. In addition, Centerview and Leerink provided a form of merger agreement prepared by Latham, in the form reviewed with the Committee, for review and comment to each of Horizon Pharma and Company C with the instruction to provide comments by the end of the month.

The Committee held four additional telephonic meetings during the remainder of the month of August (on August 19, August 23, August 26 and August 29), with various other members of the Raptor Board, management and representatives of Latham, Centerview and Leerink present, during which Centerview and Leerink provided updates to the Committee on the status of each party’s due diligence and progress towards submission of best and final bids. Over the course of this time period, the Committee also provided instructions to management regarding updates and adjustments to be made to the assumptions underlying key elements of the Non Risk-Adjusted All Programs Long-Term Forecast in order to develop the Risk-Adjusted Long-Term Forecast, which would be used by the Raptor Board in connection with its evaluation of any potential strategic transaction and by Centerview and Leerink in connection with their respective opinions and related financial analyses, as described in the section entitled “—Certain Projections” beginning on page 41. The Committee and other members of the Raptor Board also provided input to Centerview, Leerink and Latham regarding the preparation of a term sheet outlining Raptor’s expectations for a potential framework for the EMEA Divestiture, which would be sent to Company A, and provided input to Latham regarding the preparation of a draft merger agreement for the Potential Stock Transaction which would be sent to Company B.

On August 17, 2016, additional rumors appeared in the press claiming that various parties had submitted bids or were considering bids in connection with a potential acquisition of Raptor. The closing price of Raptor’s Common Stock on August 18, 2016 was $7.49 per share.

Centerview and Leerink provided final instructions to Company B on August 25, 2016 and Company A on September 1, 2016 to submit a final proposal with respect to the Potential Stock Transaction and EMEA Divestiture, respectively, on September 8, 2016. Centerview and Leerink included, (i) in the instructions to Company B, a proposed form of merger agreement providing for the Potential Stock Transaction and (ii) in the instructions to Company A, a term sheet outlining the proposed terms of the EMEA Divestiture, in each case as reviewed with the Committee.

On August 26, 2016, representatives of Raptor held a meeting with representatives of the FDA to discuss Raptor’s planned submission to the FDA of a new drug application for QUINSAIR for the treatment of Pseudomonas aeruginosa in adults with cystic fibrosis.

Raptor provided each of Horizon Pharma, Company A, Company B and Company C via the electronic data room a copy of the presentation made to the FDA during the August 26 FDA meeting and a draft of Raptor’s minutes of the meeting and afforded each bidder the opportunity to ask and have questions answered during the process. On August 29, 2016, representatives of Raptor held a teleconference with representatives of Horizon Pharma to provide information regarding that meeting.

On September 1, 2016, Company C contacted Centerview and Leerink to discuss the status of its due diligence review and, during that call, indicated reservations regarding its intention to submit a final proposal for a potential acquisition of Raptor. Later that same day, the Committee held a telephonic meeting with management and representatives from Latham, Centerview and Leerink present, during which management, Centerview and Leerink provided an update to the Committee regarding the status of discussions with each of Horizon Pharma, Company A, Company B and Company C.

On September 2, 2016, the Raptor Board held a telephonic meeting with management and representatives from Latham, Centerview and Leerink present, during which management, Centerview and Leerink provided an update to the Raptor Board since the last Raptor Board meeting regarding the status of discussions with each of Horizon Pharma, Company A, Company B and Company C. Management also reviewed the Risk-Adjusted Long-Term Forecast during the meeting with the Raptor Board.

On September 3, 2016, MTS submitted on behalf of Horizon Pharma proposed revisions to the draft merger agreement prepared by Latham and a draft debt commitment letter. Key issues presented by the draft merger agreement included the proposed financing condition (together with a limited specific performance right and a related reverse termination fee tied to Horizon Pharma’s contemplated debt financing) and the allocation of risk associated with regulatory developments for purposes of the “material adverse effect” definition.

On September 6, 2016, the Committee held a telephonic meeting, with representatives of Latham, Centerview and Leerink and other members of the Raptor Board and management present, during which Latham reviewed the key issues presented in the revised draft merger agreement from Horizon Pharma. At the conclusion of the meeting, the Committee instructed Centerview and Leerink to communicate Raptor’s positions on such issues to Citi and MTS, including that any conditionality surrounding Horizon Pharma’s debt financing should be removed from the merger agreement as part of their final bid.

On September 6, 2016, Centerview provided to Citi and MTS an initial draft of the disclosure schedules to the merger agreement and a high-level list of material issues to the draft merger agreement submitted by Horizon Pharma on September 3, 2016, which included the removal of the financing condition, limitation on specific performance and reverse termination fee from the merger agreement.

On September 7, 2016, representatives of Centerview and Leerink had a conference call with representatives of MTS and Citi to discuss Raptor’s feedback on key issues in Horizon Pharma’s proposed revisions to the draft merger agreement as well as the anticipated process steps following the September 8, 2016 final bid date.

On September 8, 2016, a representative of Citi placed separate calls first to Centerview then to Leerink. On these calls, the representatives of Centerview and Leerink each communicated to Citi that the Raptor Board intended to conclude the strategic review over the weekend, that it was uncertain the Raptor Board would move forward on the basis of Horizon Pharma’s prior proposal of $8.50 per share payable in cash at closing and up to $0.50 in the form of a contingent value right, and encouraged Horizon Pharma to increase its bid. Later that day, Horizon Pharma submitted a revised proposal for an acquisition of Raptor. Horizon Pharma’s final proposal was to acquire 100% of the outstanding shares of Common Stock for $9.00 per share in cash payable at closing. Horizon Pharma’s proposal also included a revised form of merger agreement, which included a financing condition but with a revised termination fee tied to Horizon Pharma’s contemplated debt financing. On the same day, MTS called Centerview and informed Centerview that the September 8 proposal was Parent’s “best and final” offer and that Parent would not be providing any additional consideration.

On September 8, 2016, Company A also submitted a revised proposal for an EMEA Divestiture. Company A’s final proposal for the EMEA Divestiture offered $45 million of consideration payable in cash at closing, $193 million payable on the achievement of various development and net sales milestones for PROCYSBI / RP103 in the European Union and $200 million payable on the achievement of various development and net sales milestones for QUINSAIR / MP-376 in the European Union. Company B and Company C did not submit final proposals.

On September 9, 2016, the Raptor Board held a telephonic meeting with management and representatives from Latham, Centerview and Leerink present, during which management, Centerview and Leerink provided an update to the Raptor Board regarding the status of discussions with each of Horizon Pharma, Company A and Company B and reviewed the terms of the final proposals submitted by Horizon Pharma and Company A. Centerview and Leerink also informed the Raptor Board that MTS had separately informed them on call the prior day that Horizon Pharma’s latest proposal was its “best and final” offer and that it would not be providing any additional consideration. The Raptor Board discussed the possibility of requesting additional contingent value right consideration from Horizon Pharma. The Raptor Board decided not to ask for this additional consideration, concluding that elimination of the financing contingency was a higher priority and that requesting additional consideration could put Horizon Pharma’s current proposal at risk. Representatives of Centerview and Leerink then reviewed with the Raptor Board certain preliminary financial analyses of Raptor based on the $9.00 offer price in Horizon Pharma’s latest proposal. Following discussion and taking into account the significant risks and speculative nature of the contingent consideration included in Company A’s proposal for the EMEA Divestiture, the Raptor Board instructed management and its advisors to finalize the terms of the sale of Raptor to Horizon Pharma at its final offer price and to negotiate to eliminate conditionality associated with Horizon Pharma’s debt financing. The closing price of Raptor’s Common Stock on September 9, 2016 was $7.45 per share.

Raptor Finalizes Transaction with Horizon Pharma

On September 9, 2016, representatives of Centerview and Leerink called representatives of Citi and MTS to indicate that Horizon Pharma was in a position to be the winning bidder in the process, but emphasized the Raptor Board’s concerns regarding the inclusion of a financing condition with a limitation on specific performance and a reverse termination fee in the merger agreement. Later that day, (i) Latham delivered a revised draft of the merger agreement to Horizon Pharma’s outside legal counsel, Cooley LLP (“Cooley”), and (ii) Cooley delivered to Latham a draft of the tender and support agreement and indicated that Horizon Pharma continued to expect to receive such agreements from Raptor’s directors and executive officers.

On September 10, 2016, Latham delivered to Cooley a revised draft of the disclosure schedules to the merger agreement, which schedules included reference to a proposed unallocated retention plan for members of the Raptor management team.

On September 10, 2016 and September 11, 2016, (i) representatives of Latham and Cooley exchanged multiple drafts of the merger agreement, related disclosure schedules and the form of tender and support agreements and engaged in negotiations relating to such documents and (ii) Mr. Walbert and Ms. Smith held multiple calls to discuss issues including the parties’ public communication strategy and employee retention and compensation, specifically, but not limited to, the proposed retention plan.

During the morning of September 11, 2016, the Raptor Board held a telephonic meeting with members of management and representatives of Latham, Centerview and Leerink present. Latham reviewed with the Board the status of negotiations, received input on key issues and discussed timing and next steps.

That evening, on September 11, 2016, the Raptor Board held a telephonic meeting with members of management and representatives of Latham, Centerview and Leerink present. Latham reviewed with the Raptor Board its fiduciary duties as well as the proposed final terms of the Merger Agreement and Tender and Support Agreements. During the meeting, Centerview and Leerink reviewed with the Raptor Board Centerview’s and Leerink’s joint financial analysis of the Offer Price of $9.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement, and each of Centerview and Leerink separately rendered to the Raptor Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 11, 2016 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by such financial advisor in preparing its opinion as set forth therein, the Offer Price of $9.00 per Share in cash to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC” and for a detailed discussion of Leerink’s opinion, please see below under the caption “Opinion of Leerink Partners LLC.” After further deliberation and discussion, the Raptor Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor. The Raptor Board also approved an amendment to the bylaws of Raptor to provide that, unless Raptor otherwise consents in writing, the exclusive forum for the adjudication of certain types of legal actions brought by stockholders of Raptor, including derivative actions, against or on behalf of Raptor will be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), which amendment became effective immediately.

Following the Raptor Board meeting, on September 12, 2016, Horizon Pharma, Merger Sub and Raptor entered into the Merger Agreement, and the directors and executive officers of Raptor entered into the Tender and Support Agreements with Horizon Pharma with respect to the Offer and the Merger.

The transaction was announced pursuant to a joint press release issued by Raptor and Horizon Pharma prior to market open on September 12, 2016.

On September 19, 2016, Horizon Pharma and Raptor each filed their respective Premerger Notification and Report Forms under the HSR Act for review in connection with the Offer.

Reasons for the Recommendation of the Raptor Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Raptor Board consulted with Raptor’s senior management, Raptor’s financial advisors, Centerview and Leerink, and Raptor’s outside legal counsel, Latham, and, in the course of reaching its determination to approve the terms of the Merger Agreement, the Offer and the Merger and to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Raptor’s stockholders accept the Offer and tender their Shares in the Offer, the Raptor Board carefully considered a wide and complex range of factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Raptor Board believed supported its determination and recommendation:

•	Premium to Market Prices. The Raptor Board considered the fact that the Offer Price to be paid by Merger Sub would provide Raptor’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Raptor Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of:

•	approximately 92.7% over the closing price per Share on April 5, 2016, the last trading day before rumors appeared in various media outlets that Raptor was considering hiring a financial advisor to explore a potential sale;

•	approximately 20.8% over the closing price per Share on September 9, 2016, the last trading day before the announcement of the execution of the Merger Agreement; and

•	approximately 26.3% over the $7.1268 volume weighted average price per Share for the 30-day trading period ended September 9, 2016.

•	Certainty of Value. The Raptor Board considered the fact that the consideration to be received by Raptor’s stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value to Raptor’s stockholders. Based upon its knowledge of, and familiarity with, Raptor’s historical and current business, operations, prospects, business strategy, competitive position and the pharmaceutical industry generally, the Raptor Board believed this certainty of value was compelling compared to the long-term value creation potential of Raptor’s business, taking into account the risks of remaining independent and pursuing Raptor’s current business and financial plans.

•	The Prospects of Raptor; Risks Relating to Remaining a Stand-Alone Company. The Raptor Board considered Raptor’s prospects and risks if Raptor were to remain an independent company. The Raptor Board considered Raptor’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Raptor’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Raptor Board were:

•	risks and uncertainties associated with the level of sales of PROCYSBI, Raptor’s first and lead commercial product in the United States and Europe, and Raptor’s ability to successfully launch PROCYSBI in other international markets, including the risk that PROCYSBI may not attain or maintain market acceptance among physicians, patients, patient families, third-party payors or the healthcare community in various markets;

•	risks and uncertainties associated with Raptor’s ability to successfully commercialize QUINSAIR, its second commercial product in Europe, to launch and commercialize QUINSAIR in Canada, and to obtain marketing approval from the FDA for QUINSAIR in the United States, including the risk that Raptor may have to perform additional clinical trials in order to seek marketing approval of QUINSAIR in the United States or, if approved, may not attain or maintain market acceptance among physicians, patients, patient families, third-party payors or the healthcare community in various markets;

•

risks and uncertainties associated with the pricing and reimbursement decisions adopted in each of the European Economic Area countries and, with respect to QUINSAIR sales in Canada, upon pricing and reimbursement decisions of the responsible provincial authority and pan-Canadian

Pharmaceutical Alliance, including the risk that pricing and reimbursement levels may not be acceptable to Raptor for purposes of commercial sales in these countries and provinces;

•	risks and uncertainties associated with Raptor’s ability to expand the use of RP103 or MP-376 (the pharmaceutical names for PROCYSBI and QUINSAIR, respectively) for additional therapeutic indications, including whether Raptor’s research and development efforts would result in expanded labeling for PROCYSBI and additional commercialization for RP103 or MP-376 in various indications or additional commercial products;

•	risks and uncertainties associated with Raptor’s limited financial resources, including the potential need to sell equity or debt securities to raise additional funds to support its ongoing and future clinical studies and the manufacture, commercialization and distribution of PROCYSBI, QUINSAIR and other potential product candidates, or to finance required payments on its indebtedness pursuant to its loan agreement with HealthCare Royalty Partners, including the fact that the sale of additional equity securities or convertible debt securities would result in further dilution to its stockholders;

•	risks relating to Raptor’s ability to obtain and maintain patent coverage for PROCYSBI, QUINSAIR and future product candidates, including risks related to patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by Raptor;

•	general risks and market conditions that could reduce the market price of the Shares; and

•	the various additional risk factors pertaining to Raptor that are listed in Item 1A of Part I of Raptor’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

•	Value. The Raptor Board believed that the Offer Price of $9.00 per Share represents full and fair value for the Shares, taking into account the Raptor Board’s familiarity with Raptor’s current and historical financial condition and results of operations and Raptor’s business strategy, assets, financial condition and requirements and business prospects, as well as the opinions of Raptor’s financial advisors.

•	Potential Strategic Alternatives. The Raptor Board considered the extensive strategic review process and outreach conducted by Centerview and Leerink to 20 potential strategic counterparties (including Parent) that the Raptor Board believed were likely to be interested in an acquisition of Raptor based upon those companies’ familiarity with Raptor and/or the rare disease space, the fact that the Raptor Board believed that those companies would be able to realize efficiencies in an acquisition of Raptor and/or utilize Raptor’s European operations to commercialize in European markets and the belief that those third parties had sufficient financial ability to consummate a transaction in a timely manner, but each of which (other than Parent) ultimately indicated that it was not interested in pursuing an acquisition of Raptor and only one of which submitted a final proposal for the EMEA Divestiture, which presented significant uncertainty of value associated with the contingent consideration.

•	Negotiations with Parent. The Raptor Board considered the course of negotiations between Raptor and Parent, which resulted in an offer to acquire the entire company, which the Raptor Board viewed as a significant improvement from Parent’s original offer to acquire Raptor’s primary drug product, PROCYSBI, which would have left Raptor with one other commercial drug product, QUINSAIR, which has not yet received marketing approval from the FDA and was expected by management to achieve only approximately $2 million (or approximately 1.6%) of Raptor’s worldwide revenues in 2016. Moreover, the negotiations with Parent resulted in an increase in the price that Parent was willing to pay to acquire the entire company to $9.00 per Share from the $5.87 to $7.04 implied price per Share initially offered by Parent, and the Raptor Board’s belief that, based on those negotiations, the Offer Price of $9.00 per Share represented the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to Raptor in the aggregate to which Parent was then willing to agree.

•	Terms of the Merger Agreement. Terms of the Merger Agreement supporting the Raptor Board’s belief that the agreement was advisable and in the best interest of Raptor’s stockholders include:

•	Definition of Material Adverse Effect—the definition of “Material Adverse Effect” in the Merger Agreement allocates regulatory risks regarding QUINSAIR to Parent by providing that actions or inactions of governmental bodies and professional medical organizations with respect to QUINSAIR or any competitive product to it of any competitor of Raptor and any regulatory or clinical changes with respect to QUINSAIR or any competitive product to it of any competitor of Raptor occurring after the execution of the Merger Agreement cannot be taken into account in determining whether there has been a material adverse effect on Raptor.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Raptor Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited acquisition proposal that is or is reasonably likely to lead to a superior proposal if the Raptor Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

•	Change of Recommendation—either in the event that Raptor receives a superior proposal or in the event of an intervening event, the Raptor Board has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw, rescind, modify or qualify, in a manner adverse to Parent or Merger Sub, its recommendation that Raptor’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, provided that the Raptor Board may not make such an adverse recommendation change unless (i) Raptor notifies Parent in writing at least four business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event and (ii) the Raptor Board determines, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. After delivering notice to Parent of the potential recommendation change, Raptor must negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as would obviate the need for a recommendation change.

•	Fiduciary Termination Right—the Raptor Board may terminate the Merger Agreement to accept a Superior Proposal if (i) Raptor has materially complied with requirements set forth in the immediately preceding bullet under the heading “Change of Recommendation” and (ii) prior to such termination, Raptor pays to Parent a Termination Fee of $30 million (approximately 3.75% of the equity value of the transaction), which the Raptor Board was advised by its advisors is within the customary range of termination fees payable in similar transactions and which the Raptor Board believed was reasonable and not likely to deter competing bids.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, which do not include a financing condition. The Raptor Board also believed that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated, based upon, among other things, (i) the fact that Parent had received fully committed financing for the transactions contemplated by the Merger Agreement, (ii) the business reputation, management and financial resources of Parent, (iii) the relative likelihood of obtaining required regulatory approvals and (iv) the remedies available under the Merger Agreement to Raptor in the event of various breaches of the Merger Agreement by Parent or Merger Sub, including Raptor’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement.

•	Extension of Offer Period—the fact that, in the event that the minimum condition or any other conditions to the Offer set forth in the Merger Agreement are not satisfied or waived as of any scheduled expiration of the Offer, Merger Sub must extend the Offer for successive extension periods of ten business days each (or any longer period as may be approved in advance by Raptor).

•	Speed of Completion. The Raptor Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Raptor Board considered that the potential for closing the transactions contemplated by the Merger Agreement in a relatively short time frame could also reduce the amount of time during which Raptor’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opinions of Raptor’s Financial Advisors and Related Analyses. The Raptor Board considered the joint financial analysis of the Offer Price of $9.00 per Share in cash, without interest, to be paid to the holders of Shares pursuant to the Merger Agreement presented to the Raptor Board by Centerview and Leerink, and the separate opinions of Centerview and Leerink, each of which was rendered to the Raptor Board on September 11, 2016, and subsequently confirmed by delivery of a written opinion of the respective financial advisor dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by such financial advisor in preparing its opinion as set forth in such opinion, the Offer Price of $9.00 per Share in cash, without interest to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the headings “—Opinions of Raptor’s Financial Advisors—Opinion of Centerview Partners LLC” and “—Opinions of Raptor’s Financial Advisors—Opinion of Leerink Partners LLC.”

•	Structure and Availability of Appraisal Rights. The Raptor Board considered the fact that the Offer and the Merger would be subject to the satisfaction of the minimum condition, that Raptor’s stockholders would be free to not tender their Shares into the Offer, and that, if Raptor’s stockholders so desire, and if they comply with all of the required procedures under Delaware law, they will be entitled to exercise appraisal rights with respect to the Merger, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Raptor Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that if the Offer and the Merger are consummated, holders of Shares will receive the Offer Price and the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of Raptor or the Surviving Corporation or (ii) benefit from any potential future appreciation in the value of the Shares or the common shares of the Surviving Corporation, including any value that could be achieved if the Surviving Corporation engages in future strategic or other transactions or successfully commercializes one or more additional product candidates.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. While the Raptor Board expects that the Offer and the Merger will be consummated, there can be no assurance that all of the conditions to the consummation of the Offer and the Merger will be satisfied, that the Offer and the Merger will receive required regulatory approvals or that the Offer and the Merger will be consummated in a timely manner or at all, even if the minimum condition is satisfied. The Raptor Board considered potential negative effects if the Offer and the Merger are not consummated, including:

•	Raptor’s directors, senior management and other employees will have expended extensive time and effort to negotiate, implement and consummate the Offer and the Merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the Offer and the Merger,

•	Raptor will have incurred significant transaction and opportunity costs during the pendency of the transactions, without compensation,

•	Raptor’s continuing business relationships with physicians, customers, suppliers, payors, consultants, licensors and other business partners and employees, including key personnel, may be adversely affected,

•	the trading price of the Shares could be adversely affected,

•	the market’s perceptions of Raptor and Raptor’s prospects could be adversely affected,

•	Raptor could have difficulty raising sufficient funds through future financings in a timely manner in order to allow Raptor to continue the operation of its business in accordance with its stand-alone business plan, which could have a significant adverse effect on Raptor and its business, and

•	Raptor’s business may be subject to significant disruption and decline.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of Raptor’s business due to pre-closing covenants in the Merger Agreement whereby Raptor agrees that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which could delay or prevent Raptor from undertaking timely business enhancement opportunities that may arise prior to the consummation of the Offer and the Merger, and which may have an adverse effect on Raptor’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. The fact that the Merger Agreement precludes Raptor from soliciting alternative acquisition proposals and that, under certain circumstances, Raptor is required to pay to Parent a termination fee of $30 million in cash, including the potential that such termination fee may deter other potential acquirers from making a competing offer for Raptor, and the impact of the termination fee on Raptor’s ability to engage in certain transactions for 12 months from the date the Merger Agreement is terminated under certain circumstances. The Raptor Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on Raptor’s operations, trading price of the Shares and Raptor’s ability to attract and retain management and other key employees, including sales and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the potential for litigation in connection with the Merger and other potential adverse effects on the financial results of Raptor as a result of any related disruption in Raptor’s business during the pendency of the transactions contemplated by the Merger Agreement.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Merger Sub might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by Raptor’s stockholders in the Offer and the Merger generally will be taxable to Raptor’s stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of Raptor’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Raptor’s other stockholders. See Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Raptor.”

The Raptor Board concluded that the potential benefits that it expected Raptor and Raptor’s stockholders would achieve as a result of the Offer and the Merger outweighed the risks and potentially negative factors relevant to the Offer and the Merger. The foregoing discussion of the information and factors considered by the Raptor Board is intended to be illustrative and not exhaustive, but includes the principal reasons and factors considered by the Raptor Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Raptor Board did not find it practical to, and did not, quantify, rank or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. The Raptor Board did not reach any specific conclusion with respect to any of the factors or reasons considered or any aspect thereof. Rather, the Raptor Board made its determinations and recommendations based on the totality of the information and factors presented to and considered by the Raptor Board. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

Opinions of Raptor’s Financial Advisors

Opinion of Centerview Partners LLC

Raptor retained Centerview as financial advisor to the Raptor Board in connection with the Offer and the Merger, which are collectively referred to as the “Transaction” throughout this section. In connection with this engagement, the Raptor Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent, Merger Sub or Raptor, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or Raptor and (ii) Dissenting Company Shares (as defined in the Merger Agreement)) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Raptor, are collectively referred to as “Excluded Shares” throughout the summary of Centerview’s opinion) of the Offer Price of $9.00 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. On September 11, 2016, Centerview rendered to the Raptor Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 11, 2016 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion as set forth in such opinion, the $9.00 per Share in cash, without interest, Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated September 11, 2016, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Raptor Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Raptor as to whether or not such holder should tender Shares in connection with the Offer, or to any stockholder of Raptor or any other person as to how such stockholder or other person should otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated September 11, 2016 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of Raptor for the years ended December 31, 2015, December 31, 2014 and December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Raptor;

•	certain publicly available research analyst reports for Raptor;

•	certain other communications from Raptor to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Raptor, including the Risk-Adjusted Long-Term Forecast (which is described in more detail below in Item 4 under the heading “The Solicitation or Recommendation—Certain Projections”), prepared by management of Raptor and furnished to Centerview by Raptor for purposes of Centerview’s analysis, which is collectively referred to throughout the summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Raptor regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Raptor and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate. During the course of Centerview’s engagement, at the request of Raptor, Centerview solicited expressions of interest from a number of potential acquirors of Raptor, and Centerview considered the results of such solicitation in rendering its opinion.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Raptor’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Raptor’s direction, that the Internal Data (including, without limitation, the Risk-Adjusted Long-Term Forecast) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Raptor as to the matters covered thereby and Centerview relied, at Raptor’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Raptor’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Raptor, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Raptor. Centerview assumed, at Raptor’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Raptor’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Raptor, or the ability of Raptor to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Raptor’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Raptor or in which Raptor might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Raptor or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Raptor or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Raptor as to whether or not such holder should tender Shares in connection with the Offer, or to any stockholder of Raptor or any other person as to how such stockholder or other person should otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Raptor Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Opinion of Leerink Partners LLC

Raptor retained Leerink as financial advisor to the Raptor Board in connection with the Transaction. In connection with this engagement, the Raptor Board requested that Leerink evaluate the fairness, from a financial point of view, to the holders of Shares (other than (a) any Shares then held by Raptor or held in Raptor’s treasury, or held by any direct or indirect wholly owned subsidiary of Raptor; (b) any Shares then held by Parent, Merger Sub, or any direct or indirect wholly owned subsidiary of Parent; and (c) any Dissenting Company Shares (as defined in the Merger Agreement)) (the shares referred to in clauses (a), (b) and (c), together with any Shares held by any affiliate of Parent, are collectively referred to as “Excluded Shares” throughout the summary of Leerink’s opinion) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On September 11, 2016, Leerink rendered to the Raptor Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 11, 2016 that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Leerink’s written opinion, dated September 11, 2016, which describes the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion, is attached as Annex II and is incorporated herein by reference. The summary of the written opinion of Leerink set forth below is qualified in its entirety by the full text of Leerink’s written opinion attached as Annex II. Leerink’s financial advisory services and opinion were provided for the information and assistance of the Raptor Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Raptor as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed, among other things:

•	the Draft Merger Agreement;

•	Raptor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed by Raptor with the SEC;

•	Raptor’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, as filed by Raptor with the SEC;

•	certain Current Reports on Form 8-K, as filed by Raptor with, or furnished by Raptor to, the SEC;

•	certain publicly available research analyst reports for Raptor;

•	certain other communications from Raptor to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Raptor, including the Risk-Adjusted Long-Term Forecast (which is described in more detail below in Item 4 under the heading “The Solicitation or Recommendation—Certain Projections”), prepared by management of Raptor and furnished to Leerink by Raptor for purposes of Leerink’s analysis, which is collectively referred to throughout the summary of Leerink’s opinion as the “Internal Data.”

Leerink also conducted discussions with members of the senior management and representatives of Raptor regarding their assessment of the Internal Data. In addition, Leerink reviewed publicly available financial and stock market data for Raptor and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Leerink deemed relevant. Leerink also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Leerink deemed appropriate.

Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink for purposes of its opinion and, with Raptor’s consent, Leerink relied upon such information as being complete and accurate. In that regard, Leerink assumed, at Raptor’s direction, that the Internal Data (including, without limitation, the Risk-Adjusted Long-Term Forecast) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Raptor as to the matters covered thereby and Leerink relied, at Raptor’s direction, on the Internal Data for purposes of Leerink’s analysis and opinion. Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Raptor’s direction, Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Raptor, nor was Leerink furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Raptor. Leerink assumed, at Raptor’s direction, that the final executed Merger Agreement would not differ in any respect material to Leerink’s analysis or opinion from the Draft Merger Agreement reviewed by Leerink. Leerink also assumed, at Raptor’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink’s analysis or Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Leerink’s analysis or Leerink’s opinion. Leerink did not evaluate and did not express any opinion as to the solvency or fair value of Raptor, or the ability of Raptor to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink is not a legal, regulatory, tax or accounting advisor, and Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink’s opinion expressed no view as to, and did not address, Raptor’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Raptor or in which Raptor might engage. Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Leerink was not asked to, and Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Raptor or any other party. In addition, Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Raptor or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Shares (other than the Excluded Shares) pursuant to the Merger Agreement or otherwise. Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink as of, the date of Leerink’s written opinion, and Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Leerink’s written opinion. Leerink’s opinion does not constitute a recommendation to any stockholder of Raptor as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink’s financial advisory services and its written opinion were provided for the information and assistance of the Raptor Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Leerink’s opinion was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses jointly prepared by Centerview and Leerink (the “Raptor Financial Advisors”) and reviewed with the Raptor Board in connection with the rendering of the Raptor Financial Advisors’ respective opinions, each dated September 11, 2016. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinions of, Centerview and Leerink, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview or Leerink. Centerview and Leerink may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s or Leerink’s view of the actual value of Raptor. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview and Leerink. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s and Leerink’s financial analyses and their respective opinions. In performing their analyses, Centerview and Leerink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Raptor or any other parties to the Transaction. None of Raptor, Parent, Merger Sub, Centerview or Leerink or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Raptor do not purport to be appraisals or reflect the prices at which Raptor may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 9, 2016 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

The Raptor Financial Advisors reviewed and compared certain financial information for Raptor to corresponding financial information for the following publicly traded companies that the Raptor Financial Advisors deemed comparable, based on their experience and professional judgment, to Raptor.

•	Supernus Pharmaceuticals, Inc.

•	Acorda Therapeutics, Inc.

•	Insys Therapeutics, Inc.

•	Retrophin, Inc.

•	Vanda Pharmaceuticals Inc.

•	Corcept Therapeutics Incorporated

•	Keryx Biopharmaceuticals, Inc.

•	Merrimack Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to Raptor, the companies listed above were chosen by the Raptor Financial Advisors, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of the Raptor Financial Advisors’ analysis, may be considered similar to those of Raptor.

The Raptor Financial Advisors calculated and compared financial multiples for the selected companies based on information they obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, the Raptor Financial Advisors calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2017 and 2018. Each of the selected companies had an equity value between approximately $500 million and $1.5 billion as of September 9, 2016.

The results of this analysis are summarized as follows:

	Revenue Multiple
	2017E		2018E
Supernus Pharmaceuticals, Inc.	3.5	x	2.8	x
Acorda Therapeutics, Inc.	2.4	x	2.0	x
Insys Therapeutics, Inc.	2.4	x	2.1	x
Retrophin, Inc.	4.0	x	2.7	x
Vanda Pharmaceuticals Inc.	3.2	x	2.8	x
Corcept Therapeutics Incorporated	5.0	x	2.4	x
Keryx Biopharmaceuticals, Inc.	7.6	x	3.2	x
Merrimack Pharmaceuticals, Inc.	4.8	x	3.0	x

	Revenue Multiple
	2017E		2018E
75th Percentile	4.8	x	2.8	x
Median	3.7	x	2.7	x
25th Percentile	3.0	x	2.3	x

Based on the foregoing, the Raptor Financial Advisors applied a range of: (i) 3.0x to 4.8x, representing the 25th and 75th percentiles, respectively, of estimated 2017 revenue multiples derived from the selected companies, to Raptor’s estimated calendar year 2017 revenue of approximately $176 million, based on the Risk-Adjusted Long-Term Forecast, which resulted in an implied per share equity value range for the Shares of approximately $6.25 to $9.70; and (ii) 2.3x to 2.8x, representing the 25th and 75th percentiles, respectively, of estimated 2018 revenue multiples derived from the selected companies, to Raptor’s estimated calendar year 2018 revenue of approximately $204 million, based on the Risk-Adjusted Long-Term Forecast, which resulted in an implied per share equity value range for the Shares of approximately $5.65 to $6.75. The Raptor Financial Advisors compared these ranges to the Offer Price of $9.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

The Raptor Financial Advisors reviewed and analyzed certain information relating to selected transactions involving commercial-stage biopharmaceutical companies that the Raptor Financial Advisors, based on their experience and judgment as financial advisors, deemed relevant to consider in relation to Raptor and the Transaction. These transactions were:

Date Announced	Target	Acquiror
05/23/16	Xenoport, Inc.	Arbor Pharmaceuticals, LLC
12/11/15	Crealta Holdings LLC	Horizon Pharma plc
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc
03/05/15	Ikaria, Inc.	Mallinckrodt plc
10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc
09/29/14	Lumara Health Inc.	AMAG Pharmaceuticals, Inc.
03/19/14	Vidara Therapeutics International plc	Horizon Pharma plc
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc
11/05/13	Paladin Labs Inc.	Endo Health Solutions Inc.
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.
04/29/13	Actient Holdings LLC	Auxilium Pharmaceuticals, Inc.
04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated

No company or transaction used in this analysis is identical or directly comparable to Raptor or the Transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Raptor. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Raptor and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Raptor.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that the Raptor Financial Advisors obtained from public filings, Wall Street research and FactSet. Centerview’s analysis used publicly available information obtained from Wall Street research, public filings and Factset, and Leerink’s analysis used publicly available information obtained from public filings (including proxy and Schedule TO filings) and Wall Street research. Using these methodologies, each of Centerview and Leerink calculated for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue one year following the transaction announcement. Each of the selected transactions had an offer value between approximately $500 million and $2.5 billion.

The results of this analysis are summarized as follows:

Date Announced	Target	Acquiror	Transaction Value / One Year Forward Revenue (Wall Street / Public)	Transaction Value / One Year Forward Revenue (Proxy)

05/23/16	Xenoport, Inc.	Arbor Pharmaceuticals, LLC	5.0x	5.5x

12/11/15	Crealta Holdings LLC	Horizon Pharma plc	6.8x	6.8x

03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	7.2x	7.1x

03/05/15	Ikaria, Inc.	Mallinckrodt plc	5.7x	5.7x

10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc	5.5x	5.2x

09/29/14	Lumara Health Inc.	AMAG Pharmaceuticals, Inc.	2.9x	2.9x

03/19/14	Vidara Therapeutics International plc	Horizon Pharma plc	8.9x	8.9x

02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc	7.4x	6.8x

11/05/13	Paladin Labs Inc.	Endo Health Solutions Inc.	5.1x	5.3x

07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.	3.9x	4.1x

04/29/13	Actient Holdings LLC	Auxilium Pharmaceuticals, Inc.	4.3x	4.3x

04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc	3.6x	3.6x

03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated	2.5x	2.0x

	Transaction Value / One Year Forward Revenue (Wall Street / Public)	Transaction Value / One Year Forward Revenue (Proxy)
75th Percentile	6.8x	6.8x
Median	5.1x	5.3x
25th Percentile	3.9x	4.1x

Based on this analysis and other considerations that the Raptor Financial Advisors deemed relevant in their professional judgment and expertise, the Raptor Financial Advisors applied an illustrative range of 3.9x to 6.8x, representing the 25th and 75th percentiles, respectively, of one-year forward revenue multiples derived from the precedent transactions, to Raptor’s estimated one-year forward revenue of approximately $166 million as derived from the Risk-Adjusted Long-Term Forecast, which resulted in an implied per share equity value range for the Shares of approximately $7.30 to $12.45. The Raptor Financial Advisors compared this range to the Offer Price of $9.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

The Raptor Financial Advisors performed a discounted cash flow analysis of Raptor based on the Risk-Adjusted Long-Term Forecast. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Based on information from management of Raptor, the Raptor Financial Advisors derived the forecasted unlevered free cash flows of Raptor during the period beginning on October 1, 2016 and ending on December 31, 2035, and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 75.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was based on the analysis of each of Centerview and Leerink of Raptor’s weighted average cost of capital. In performing its discounted cash flow analysis, the Raptor Financial Advisors adjusted for (i) cash balances, including cash and cash equivalents, estimated by Raptor’s management to equal approximately $116 million as of September 30, 2016, (ii) outstanding HealthCare Royalty loan, estimated by Raptor’s management to equal $42 million as of September 30, 2016, (iii) $60 million in outstanding 8% convertible senior notes due 2019 as of September 30, 2016 and (iv) net present value of standalone tax savings from estimated U.S. federal net operating losses and research & development tax credits and future losses.

This analysis resulted in an implied per share equity value for the Shares of approximately $7.30 to $8.50. The Raptor Financial Advisors then compared the results of the above analysis to the Offer Price of $9.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

The Raptor Financial Advisors noted for the Raptor Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Common Stock during the 52-week period ended September 9, 2016 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for Raptor during such period of approximately $3.22 to $12.06 per Share.

•	Stock price targets for the Common Stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Raptor ranging from $4.00 to $11.00 per Share, as of September 9, 2016.

•	An analysis of premiums paid in selected transactions involving commercial-stage biopharmaceutical companies, as set forth above under the heading “—Selected Precedent Transactions Analysis” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The 25th percentile and 75th percentile premiums paid in the selected transactions were 14% and 57%, respectively. The Raptor Financial Advisors applied the 25th percentile and 75th percentile premiums of such transactions to Raptor’s closing stock price on April 5, 2016 (the last trading day before a published report that Raptor was in discussions with investment banks to hire financial advisers to explore a potential sale) of $4.67, which is referred to as the “Unaffected Price”, which resulted in an implied price range of approximately $5.35 to $7.35 per Share. The Raptor Financial Advisors also applied the 25th percentile and 75th percentile premiums of such transactions to an illustrative adjusted Unaffected Price of $5.05 (representing the Raptor Financial Advisor’s illustrative estimate of the Unaffected Price as of September 9, 2016 based on applying the percentage growth in the NASDAQ Biotech Index from April 5, 2016 through September 9, 2016 to the Unaffected Price, and adding or subtracting, as applicable, the one trading day increase or decrease in Raptor’s stock price following the public announcements of Raptor’s earnings for each of the first and second quarter of 2016), which resulted in an implied price range of approximately $5.75 to $7.95 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at their respective opinions, Centerview and Leerink did not draw, in isolation, conclusions from or with regard to any factor or analysis that they considered. Rather, each of Centerview and Leerink, respectively, made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of the analyses.

The Raptor Financial Advisors’ financial analyses and opinions were only one of many factors taken into consideration by the Raptor Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Raptor Board or management of Raptor with respect to the Offer Price or as to whether the Raptor Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between Raptor and Parent and was approved by the Raptor Board. Centerview and Leerink provided advice to Raptor during these negotiations. However, neither Centerview nor Leerink recommended any specific amount of consideration to Raptor or the Raptor Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not (except for this engagement) been engaged to provide financial advisory or other services to Raptor and has not received any compensation from Raptor during such period. In the past two years, Centerview has not been engaged to provide financial advisory or other services to Parent or Merger Sub, and has not received any compensation from Parent or Merger Sub during such period. Centerview may provide financial advisory and other services to or with respect to Raptor or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain: (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons; (ii) of Centerview’s affiliates or related investment funds; and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Raptor, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Raptor Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s longstanding relationship and familiarity with Raptor and its business, as well as its experience and expertise in the biotechnology and pharmaceutical industries. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as a financial advisor to the Raptor Board, Raptor has agreed to pay Centerview an aggregate fee estimated as of the announcement of the Transaction to be approximately $12.0 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $11.0 million of which is payable contingent upon consummation of the Transaction. In addition, Raptor has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink has provided certain investment banking services to Raptor from time to time in the past two years, for which Leerink has received compensation of $5.8 million in the aggregate, including customary underwriting compensation for its role as a lead joint book-running manager for Raptor’s follow-on equity offering in April 2015 and customary advisory compensation for its role as financial advisor to Raptor in connection with Raptor’s December 2012 and July 2014 financing transactions. In the past two years, Leerink has not been engaged to provide financial advisory or other services to Parent or

Merger Sub, and has not received any compensation from Parent or Merger Sub during such period. In the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to Raptor, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink’s trading and brokerage activities, Leerink or its affiliates have in the past and may in the future hold positions, for Leerink’s own account or the accounts of Leerink’s customers, in equity, debt or other securities of Raptor, Parent or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Raptor and the Transaction and other participants in the Transaction that differ from the views of Leerink’s investment banking personnel.

The Raptor Board selected Leerink as its financial advisor in connection with the Transaction based on Leerink’s longstanding relationship and familiarity with Raptor and its business, as well as its experience and expertise in the biotechnology and pharmaceutical industries. Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink’s services as a financial advisor to the Raptor Board, Raptor has agreed to pay Leerink an aggregate fee estimated as of the announcement of the Transaction to be approximately $6.0 million, $1.0 million of which was payable upon the rendering of Leerink’s opinion and approximately $5.0 million of which is payable contingent upon consummation of the Transaction. In addition, Raptor has agreed to reimburse certain of Leerink’s expenses arising, and to indemnify Leerink against certain liabilities that may arise, out of Leerink’s engagement.

Certain Projections.

Raptor does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, Raptor’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In Raptor’s press release announcing its annual operating results for 2015, which was furnished to the SEC on February 25, 2016, Raptor provided general guidance for 2016 and stated that Raptor expected total global revenues to be between $115 million to $125 million and for total non-GAAP operating expenses, excluding non-cash stock-based compensation expense, to be $135 million to $145 million. Most recently, in Raptor’s press release announcing its operating results for the second quarter 2016, which was furnished to the SEC on August 4, 2016, Raptor revised its expected total global revenues to be between $125 million to $135 million.

Raptor prepared two sets of internal financial forecasts in connection with its strategic review process: base case forecasts summarized below under the heading “Risk-Adjusted Long-Term Forecast” (the “Risk-Adjusted Long-Term Forecast”) and upside case forecasts summarized below under the heading “Non Risk-Adjusted All Programs Long-Term Forecast” (the “Non Risk-Adjusted All Programs Long-Term Forecast”, and together with the Risk-Adjusted Long-Term Forecast, the “Forecasts”). As described in the section entitled “—Background of the Offer” beginning on page 14, the Non Risk-Adjusted All Programs Long-Term Forecast was approved by the Raptor Board at an in-person meeting held on May 17-18, 2016, with such modifications and updates as may be approved by management, and subsequently provided to potential bidders in connection with their evaluation of potential strategic transactions involving Raptor. In consultation with the Committee, Raptor’s management later updated and adjusted such forecasts based on various assumptions and extended it through fiscal year 2035 to produce the Risk-Adjusted Long-Term Forecast for use by the Raptor Board in connection with its evaluation of the Offer and the Merger and by Leerink and Centerview in connection with their respective opinions to the Raptor Board and related financial analyses. Raptor management arrived at the Risk-Adjusted Long-Term Forecast and the Non Risk-Adjusted Long-Term Forecast utilizing similar assumptions for each set of forecasts, with the primary difference between the projections resulting from assumptions relating to the estimated scientific, technical and regulatory risks and related timing, probability of success and ability of the Company to commercialize and pursue programs with respect to certain of its products currently under development. The Forecasts were prepared using standard industry methods and growth rates for expenses and revenue until loss of exclusivity of Raptor’s products, assumed certain levels of peak penetration for Raptor’s products and included certain prospective costs related to the development of products or indications. Other than the Non Risk-Adjusted All Programs Long-Term Forecast, Raptor did not provide any financial forecasts (including the Risk-Adjusted Long-Term Forecast) to Horizon or any other prospective bidder in connection with a potential acquisition of Raptor.

The Forecasts were prepared on a different basis, for a different purpose and at a different time than Raptor’s public guidance as to its projected financial and operational results for the upcoming fiscal year or fiscal quarter, and on a different basis, for a different purpose and at a different time than any other internal financial forecasts that Raptor’s management may prepare for its own use or for the use of the Raptor Board in evaluating Raptor’s business. The Forecasts were prepared in connection with the Raptor Board’s evaluation of the Offer and the Merger and do not, and were not intended to, correspond to Raptor’s public guidance as to its projected financial and operational results for the upcoming fiscal year or fiscal quarter, and do not, and were not intended to, update or revise Raptor’s public guidance as to its projected financial and operational results for the upcoming fiscal year or fiscal quarter.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts should be read together with the historical financial statements of Raptor, which have been filed with the SEC, and the other information regarding Raptor contained elsewhere and incorporated by reference in this Schedule 14D-9. Raptor stockholders are urged to review Raptor’s most recent SEC filings for a description of Raptor’s reported and anticipated results of operations and financial condition and capital resources during 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Raptor’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2016.

The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. Raptor is including the Forecasts in this Schedule 14D-9 solely because it was made available to Centerview and Leerink in connection with their respective financial analyses summarized above under “—Opinions of Raptor’s Financial Advisors.” and to the Raptor Board in connection with its evaluation of the Offer and the Merger. The Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Although presented with numerical specificity, the Forecasts are not fact, and are forward-looking statements and reflect numerous assumptions and estimates as to future events and the probability of such events made by Raptor management, including assumptions with respect to Raptor’s ability to commercialize its products, including assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, timing of debt repayment, working capital and stock option exercises, all of which are difficult to predict and many of which are beyond the Company’s control. Moreover, the Forecasts are based on certain future business decisions that are subject to change and will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. There can be no assurance that any Forecasts will be, or are likely to be, realized, or that the assumptions and estimates used to prepare the Forecasts will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Forecasts. Important factors that may affect actual results and result in projections contained in the Forecasts not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that Raptor, Leerink and Centerview or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of Raptor, Leerink, Centerview, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and Raptor undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Raptor does not, and, to the knowledge of Raptor, Leerink or Centerview do not, intend to make publicly available any update or other revisions to these Forecasts. None of Raptor or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Raptor compared to the information contained in the Forecasts or that forecasted results will be achieved.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Risk-Adjusted Long-Term Forecast

		Year Ending December 31,
	POS(6)	2016E		2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Procysbi Cystinosis Revenue	100%	$128		$158	$177	$204	$230	$247	$262	$275	$288	$113	$94	$65	$19	$5	$1	$0	$0	$0	$0	$0
QUINSAIR Ex-U.S. Cystic Fibrosis Revenue	100%	5		19	27	34	41	45	51	54	55	55	56	14	3	1	0	0	0	0	0	0
RP103 Mitochondrial Diseases Revenue	22%	—		—	—	—	12	26	41	56	70	30	25	17	6	1	0	0	0	0	0	0
QUINSAIR U.S. Cystic Fibrosis Revenue	80%	—		—	—	—	15	53	68	92	133	144	156	169	182	197	213	231	58	14	4	1
MP-376 Bronchiectasis Revenue	37%	—		—	—	—	—	28	54	113	147	154	161	151	155	163	172	182	45	11	3	1

Total Revenue to Raptor		$133		$176	$204	$238	$298	$399	$476	$591	$694	$498	$492	$416	$366	$367	$387	$413	$103	$26	$6	$2

Total Cost of Revenues		(20)		(24)	(28)	(31)	(37)	(52)	(62)	(80)	(96)	(76)	(76)	(62)	(56)	(57)	(60)	(64)	(15)	(4)	(1)	(0)

Gross Profit		$114		$152	$176	$208	$260	$347	$414	$511	$598	$422	$416	$354	$310	$310	$327	$349	$88	$22	$6	$1

% of Total Revenue		85	°%	86%	86%	87%	87%	87%	87%	86%	86%	85%	84%	85%	85%	85%	84%	84%	86%	86%	86%	86%
Total Research and Development Expense(1)		($94)		($82)	($80)	($71)	($75)	($52)	($51)	($52)	($51)	($45)	($45)	($35)	($27)	($21)	($16)	($11)	($3)	($1)	($0)	($0)
% of Total Revenue		70%		47%	39%	30%	25%	13%	11%	9%	7%	9%	9%	8%	7%	6%	4%	3%	3%	3%	3%	3%

Total Sales and Marketing Expense(2)		($46)		($51)	($52)	($56)	($59)	($87)	($84)	($77)	($77)	($48)	($45)	($30)	($20)	($17)	($16)	($16)	($4)	($1)	($0)	($0)
% of Total Revenue		35%		29%	26%	23%	20%	22%	18%	13%	11%	10%	9%	7%	5%	5%	4%	4%	4%	4%	4%	4%

Total General and Admin. Expense(3)		($34)		($35)	($36)	($37)	($38)	($39)	($40)	($41)	($42)	($43)	($44)	($40)	($39)	($40)	($41)	($42)	($11)	($3)	($1)	($0)
% of Total Revenue		25%		20%	17%	15%	13%	10%	8%	7%	6%	9%	9%	10%	11%	11%	11%	10%	10%	10%	10%	10%

Total Operating Income		($60)		($16)	$8	$44	$88	$168	$238	$341	$428	$286	$282	$250	$224	$232	$254	$279	$71	$18	$4	$1
% of Total Revenue		NM		NM	4%	19%	30%	42%	50%	58%	62%	58%	57%	60%	61%	63%	66%	68%	69%	69%	69%	69%
Net Interest Income / (Expense)		(13)		(12)	(12)	(12)	(13)	(12)	(3)	2	4	5	6	7	8	9	10	11	11	12	12	12
Other Income / (Expense)		(18	)(4)		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pre-Tax Income		(91)		(28)	(3)	33	75	157	235	343	432	291	288	257	232	241	263	290	82	29	16	13
Taxes Paid(5)		—		—	(0)	(0)	(2)	(13)	(71)	(106)	(138)	(98)	(97)	(97)	(92)	(98)	(107)	(117)	(33)	(12)	(6)	(5)
Net Income		($91)		($28)	($3)	$32	$73	$144	$164	$237	$294	$193	$191	$160	$140	$144	$157	$173	$49	$18	$10	$8

Beginning Cash		$157		$115	$91	$98	$140	$184	$269	$339	$575	$872	$1,123	$1,338	$1,532	$1,700	$1,862	$2,034	$2,221	$2,321	$2,350	$2,363
Levered Free Cash Flow Excl. Debt Issuance / Repayment		($56)		($24)	$7	$42	$9	$145	$170	$236	$297	$251	$215	$193	$168	$162	$172	$187	$99	$30	$12	$8
Debt Principal Repayment		($111)		—	—	—	($40)	($60)	($100)	—	—	—	—	—	—	—	—	—	—	—	—	—
Debt Issuance		$125		—	—	—	$75	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ending Cash		$115		$91	$98	$140	$184	$269	$339	$575	$872	$1,123	$1,338	$1,532	$1,700	$1,862	$2,034	$2,221	$2,321	$2,350	$2,363	$2,371

Note: Dollars in millions. Percent of revenue < 0.5% denoted as (NM) to indicate not meaningful.

(1)	Includes risk- adjusted milestone payments above recorded fair value for U.S. Cystic Fibrosis approval ($40 million payable with up to 50% electable in stock; assumes $20 million in cash) and for initiation of Phase 3 trial in Bronchiectasis ($20 million payable with up to 50% electable in stock; assumes $10 million in cash). Includes stock-based compensation expenses.
(2)	Includes risk-adjusted milestone payments above recorded fair value for U.S. / Europe launch in first indication after Cystic Fibrosis ($75 million payable for each of U.S. / Europe). Includes stock-based compensation expenses.
(3)	Includes stock-based compensation expenses.
(4)	Represents prepayment expense for retirement of HealthCare Royalty Partners notes payable and convertible debt.
(5)	Based on U.S. tax rate of 40% and Europe / Rest of the World tax rate of 5% and includes utilization of Year End-2015 federal Net Operating Losses of $61 million and utilization of Year End-2015 Research and Development tax credits of $21 million.
(6)	Probability of Success.

Unlevered Free Cash Flows—Risk-Adjusted Long-Term Forecast

	Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Operating Income(1)	($60)	($16)	$8	$44	$88	$168	$238	$341	$428	$286	$282	$250	$224	$232	$254	$279	$71	$18	$4	$1
Tax Expense(2)	—	(3)	(7)	(15)	(21)	(51)	(73)	(106)	(138)	(97)	(95)	(95)	(89)	(94)	(103)	(113)	(29)	(7)	(2)	(0)
Plus: Depreciation & Amortization	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Plus: Non-Cash / Contingent Liability Charges	25	6	—	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Working Capital	(4)	(8)	(5)	(7)	(10)	(17)	(14)	(20)	(17)	36	1	14	10	0	(3)	(4)	46	12	3	1
Less: Capex	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Less: QUINSAIR Milestone Payments(3)	—	(20)	—	—	(87)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow(4)	($40)	($41)	($4)	$22	($30)	$99	$152	$214	$273	$224	$187	$168	$144	$138	$147	$162	$88	$22	$5	$1

Note: Dollars in millions.

(1)	Includes stock-based compensation expenses.
(2)	Unlevered tax expense if profitable based on U.S. tax rate of 40% and Europe / Rest of the World tax rate of 5% and excludes utilization of federal Net Operating Losses and Research and Development tax credits.
(3)	Assumes all cash milestone payments.
(4)	Unlevered free cash flow is a non-U.S. GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting estimated tax expense, capital expenditures, investment in working capital, certain one-time cash milestone expenses and then adding back depreciation and amortization expense and non-cash / contingent liability charges.

Non Risk-Adjusted All Programs Long-Term Forecast

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Detailed income statement
Net Revenue
PROCYSBI for Nephropathic Cystinosis	$120	$158	$202	$257	$308	$331	$351	$369	$388	$406	$426
RP-105 for Huntington’s Disease	—	—	—	—	—	—	—	176	349	543	745
QUINSAIR for Cystic Fibrosis	2	27	79	101	132	177	193	209	222	236	251
RP-103 Mitochondrial Diseases	—	—	—	—	58	124	191	261	328	383	397
MP-376 Bronchiectasis	—	—	—	—	75	146	305	398	416	435	455
MP-376 Nontuberculous Mycobacteria	—	—	—	—	—	—	—	64	135	305	430

Total Net Revenue	122	186	281	358	573	777	1,040	1,478	1,838	2,308	2,703
Total Cost of Sales(1)	(18)	(24)	(36)	(43)	(65)	(87)	(115)	(166)	(214)	(272)	(318)

Gross profit	104	162	245	316	508	690	925	1,312	1,624	2,036	2,385
Gross Margin %	86%	87%	87%	88%	89%	89%	89%	89%	88%	88%	88%
Research & Development
Total Research & Development	(93)	(157)	(86)	(84)	(74)	(91)	(71)	(52)	(51)	(52)	(53)
Selling & Marketing
Total Sales & Mktg	(46)	(66)	(67)	(102)	(211)	(136)	(218)	(381)	(323)	(346)	(350)
General & Administrative	($33)	($35)	($36)	($37)	($39)	($40)	($41)	($69)	($96)	($125)	($153)
Total Oper Costs. Excl. Cost of Goods Sold	(172)	(258)	(189)	(223)	(324)	(266)	(330)	(502)	(471)	(523)	(556)

Operating profit	($68)	($96)	$56	$93	$184	$424	$595	$810	$1,154	$1,513	$1,829

Note: Dollars in millions.

(1)	Excludes royalties due to MPEX on QUINSAIR/MP-376 sales.

Intent to Tender.

To the knowledge of Raptor after making reasonable inquiry, all of Raptor’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such individuals pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or Shares over which any such executive officer or director does not have dispositive authority. In addition, in connection with the Offer, each member of the Raptor Board and each executive officer of Raptor has entered into a Tender and Support Agreement with Parent and Merger Sub. See Item 3 above under the heading “Tender and Support Agreements.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Raptor has engaged Centerview as a financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Centerview by Raptor is set forth in Item 4 under the heading “Background and Reasons for the Recommendation of the Raptor Board—Opinions of Raptor’s Financial Advisors” and is hereby incorporated by reference in this Item 5.

Raptor has engaged Leerink as a financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Leerink by Raptor is set forth in Item 4 under the heading “Background and Reasons for the Recommendation of the Raptor Board—Opinions of Raptor’s Financial Advisors” and is hereby incorporated by reference in this Item 5.

Neither Raptor, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations to the stockholders of Raptor on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Raptor, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by Raptor, or, to Raptor’s knowledge after making reasonable inquiry, any of Raptor’s directors, executive officers, subsidiaries or affiliates during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) Raptor is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Raptor’s securities by Raptor, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation involving Raptor or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Raptor or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Raptor, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Raptor’s named executive officers that is based on or otherwise relates to the Offer and the Merger.

The amounts indicated below are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. The table below assumes:

•	the Effective Time will occur on September 21, 2016;

•	the employment of each current named executive officer will be terminated on such date in a manner that is considered a Qualifying Termination (as defined in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Raptor—Severance and Change in Control Benefits”), entitling the named executive officer to receive the severance payments and benefits under the terms of such named executive officer’s CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement;

•	the named executive officer’s base salary rates and annual bonuses are those in place as of September 21, 2016;

•	no named executive officer receives any additional equity grants or exercises any Company Options on or prior to the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Raptor” which is incorporated herein by reference.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Julie Anne Smith	$4,451,000	$1,728,364	$69,354	$6,248,718
Michael P. Smith	$3,013,985	$584,240	$78,023	$3,676,248
David A. Happel	$3,098,826	$564,895	$78,023	$3,741,744
Krishna R. Polu, M.D.	$3,121,120	$614,583	$78,023	$3,813,726
Ashley C. Gould	$3,120,000	$528,139	$78,023	$3,726,162
Thomas E. Daley(4)	—	—	—	—
Frank Lanza(4)	—	—	—	—

(1)	Under each current named executive officer’s CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement, cash severance would be payable in a lump sum following termination of the executive’s employment by Raptor without “Cause” or by the executive for “Good Reason” (each, as defined in therein), in either case, during the period beginning on the effective date of a change in control and ending 18 months (12 months, in the case of Ms. Smith) following such change in control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to the executive’s execution, delivery and non-revocation of a general release of claims within 60 days of such termination. In either such event, pursuant to the CIC Agreement or, in the case of Ms. Smith, her amended and restated employment agreement, the named executive officer will receive severance payments equal to: (i) in the case of Ms. Smith, twice the sum of her base salary and target annual cash bonus; and (ii) in the case of each other executive officer, 18 months’ base salary plus the executive officer’s target annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in a single lump sum cash payment as soon as administratively practicable following the date the general release of claims provided by the executive becomes effective and irrevocable, and, in any event, within 60 days following the termination date.

In connection with the Merger, the Compensation Committee of the Raptor Board generally approved the payment of 2016 target bonuses to all employees on the Closing, subject to continued employment through such date. In addition, each executive officer is entitled to a retention payment payable on the Closing, contingent on continued employment through the Closing, as provided in the table below.

Parent has also agreed to an allocation of transaction bonuses to Company employees by the Compensation Committee that may be earned based upon criteria to be determined by the Compensation Committee. In determining the allocation of such transaction bonuses, consideration will be given by the Compensation Committee to the amount of any disallowed corporate tax deduction under Section 280G of the Code, so that the aggregate amount of such transaction bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction bonuses, will not exceed approximately $5.94 million in the aggregate. The Compensation Committee has not allocated any transaction bonuses at this time, but intends that no more than $2 million out of the transaction bonus pool will be allocated to any individual. Therefore a maximum of $2 million has been attributed to each executive officer in the table below. The Compensation Committee also intends that the amount of transaction bonus that certain executive officers, including Ms. Smith, will receive will be sufficiently large to approximate the estimated amount that they would receive pursuant to a full or partial “golden parachute” Section 4999 excise tax gross-up payment.

The following table quantifies each component of the cash payment reported in the column.

Name	Base Salary Severance	Bonus Component of Severance	2016 Target Bonus	Retention Payment	Transaction Bonus Payments(a)
Julie Anne Smith	$1,140,000	$684,000	$342,000	$285,000	$2,000,000
Michael P. Smith	$563,325	$150,220	$150,220	$150,220	$2,000,000
David A. Happel	$588,657	$156,975	$156,975	$196,219	$2,000,000
Krishna R. Polu, M.D.	$600,600	$160,160	$160,160	$200,200	$2,000,000
Ashley C. Gould	$600,000	$160,000	$160,000	$200,000	$2,000,000
Thomas E. Daley.	—	—	—	—	—
Frank Lanza.	—	—	—	—	—

(a)	As described above, Parent has agreed to an aggregate transaction bonus pool for Company employees so that the aggregate amount of such transaction bonuses, plus the amount of any disallowed corporate tax deductions under Section 280G of the Code resulting from any compensatory payments made in connection with the Merger, including any such transaction bonuses, will not exceed approximately $5.94 million in the aggregate. The Compensation Committee has not allocated any transaction bonuses at this time but intends that no more than $2 million out of the transaction bonus pool will be allocated to any individual.

(2)	The amount listed in this column represents the aggregate pre-tax amount payable in consideration of the cancellation of unvested Company Options and Company RSU Awards held by the named executive officers as to which vesting will accelerate, with such awards being cashed out in connection with the transactions contemplated by the Merger Agreement, as shown in the table below. The cash payment is a single-trigger (closing of the Offer and the Merger) benefit that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated.

The following table quantifies the value of unvested Company Options and Company RSU Awards held by the named executive officers as of September 21, 2016 that have exercise prices below $9.00 per share and will become vested in connection with the Merger. The value amounts in the table below assume an Offer Price equal to $9.00 per Share, the fixed dollar amount per Share that will be received by stockholders of Raptor in the Offer. The named executive officers will not receive any value or payment in consideration of the cancellation of their Company Options with exercise prices exceeding $9.00 per Share.

Name	Number of Unvested Company Options	Total Value of Unvested Company Options	Number of Unvested Company RSU Awards	Total Value of Unvested Company RSU Awards
Julie Anne Smith	285,716	$1,150,753	64,179	$577,611
Michael P. Smith	72,391	$380,777	22,607	$203,463
David A. Happel	80,107	$304,444	28,939	$260,451
Krishna R. Polu, M.D.	76,151	$400,554	23,781	$214,029
Ashley C. Gould	37,629	$197,929	36,690	$330,210
Thomas E. Daley.	—	—	—	—
Frank Lanza.	—	—	—	—

(3)	Amounts include the estimated value of COBRA healthcare coverage subsidized by Raptor for each named executive officer for up to 24 months, in the case of Ms. Smith, and 18 months, in the case of each other executive officer, based on the incremental cost of Raptor’s contribution as of September 21, 2016 to provide such coverage, which the named executive officers are entitled to receive under the CIC Agreements, or in the case of Ms. Smith, her amended and restated employment agreement, upon a “double trigger” qualifying termination in connection with a change in control as described in footnote (1) above.
(4)	Mr. Lanza ceased serving as interim Principal Financial and Accounting Officer effective January 12, 2015, and Mr. Daley resigned from his position as Chief Business Officer effective September 30, 2015. Messrs. Lanza and Daley are not entitled to any severance or other benefits in connection with the Merger.

Stockholder Approval Not Required.

Parent and Merger Sub have represented and warranted to Raptor in the Merger Agreement that neither Parent nor any of its subsidiaries, nor any of their respective “affiliates” or “associates,” is, or at any time during the three-year period preceding the date of the Merger Agreement, has been, an “interested stockholder” of Raptor (as such quoted terms are defined in Section 203 of the DGCL). The Raptor Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Raptor in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Raptor’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied and (ii) Raptor’s stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights may be asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, dealer, bank, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be fair value, as determined by such court. The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price or the Merger Consideration (which is equal to the Offer Price). Under the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the Common Stock eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of Section 262 of the DGCL is attached hereto as Annex III. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of 20 days after the mailing of this Schedule 14D-9 and the consummation of the Offer (which is currently expected to be at 12:00 midnight, New York City time, at the end of the day on

October 24, 2016), transmit to Raptor at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Raptor of the identity of the stockholder and that the stockholder intends to demand an appraisal of his, her or its Shares;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

Facsimile: (415) 532-1306

Attention: Chief Legal Officer

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of Raptor who delivered a written demand to Raptor (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time. Failure to transmit a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder (or, in the case of uncertificated Shares, as such holder’s name appears on Raptor’s records), and must reasonably inform Raptor of such holder’s intent thereby to demand appraisal of his, her or its Shares. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Raptor is under no obligation to, and has no present intention to, file a petition and holders should not assume that Raptor will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights as set forth in Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Further, stockholders considering appraisal should be aware that, under the DGCL, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the Common Stock eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount of cash, in which case interest will accrue after such entry of judgment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Chancery Court and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which is equal to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Raptor believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equal to the Offer Price). Neither Parent nor Raptor anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert in any appraisal proceeding that, for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which is equal to the Offer Price).

The costs of an appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration (which is equal to the Offer Price). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration (which is equal to the Offer Price) by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger Consideration either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of Raptor’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Raptor’s stockholders desiring to exercise any appraisal rights thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, Raptor is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Raptor Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer), as described in this Schedule 14D-9, for purposes of rendering inapplicable thereto (to the fullest extent permitted by applicable law) those restrictions applicable to business combinations contained in Section 203 of the DGCL and any and all state takeover laws or similar applicable laws of any jurisdiction that purport to be applicable to Raptor, Parent, Merger Sub, the Merger or the Offer, and Parent and Merger Sub have represented that neither Parent nor any of its subsidiaries, nor any of their respective “affiliates” or “associates,” is, or at any time during the three-year period preceding the date of the Merger Agreement, has been, an “interested stockholder” of Raptor (as such quoted terms are defined in Section 203 of the DGCL). Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Raptor is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and Raptor has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and Raptor, Raptor will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validly of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals.

Under the provisions of the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 calendar days, which begins when the acquiring person has filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements and the Offer is conditioned on satisfaction (or waiver) of the condition that any applicable waiting period under the HSR Act shall have expired or been terminated. Parent and Raptor each filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 19, 2016. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on October 4, 2016, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent, Merger Sub, Raptor or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Raptor does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Raptor is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which Raptor and its subsidiaries are qualified to do business) that would be required for Parent’s or Merger Sub’s acquisition or ownership of Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of Raptor, please see Raptor’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2015, and Raptor’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, filed with the SEC.

Certain Litigation.

From time to time, Raptor may be involved in legal proceedings arising in the ordinary course of business. Raptor is not currently party to any material legal proceedings. However, additional lawsuits may be filed against Raptor, Parent, Merger Sub and/or any of their respective directors in connection with the Merger.

Cautionary Statement Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on Raptor’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger and statements regarding the ability of Parent to complete the Offer and the Merger considering the various closing conditions. Raptor’s actual future results may differ materially from Raptor’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Raptor stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Raptor, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in Raptor’s public periodic filings with the SEC, as well as the Schedule TO, Offer to Purchase, Letter of Transmittal and related documents filed by Parent and Merger Sub with the SEC in connection with the Offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated September 26, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement, as published in The New York Times on September 26, 2016 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(a)(7)	Joint Press Release issued by Parent and Raptor, dated September 12, 2016 (incorporated by reference to Exhibit 99.1 to Raptor’s Current Report on Form 8-K filed with the SEC on September 12, 2016).

(a)(8)	Letter sent to employees of Raptor on September 12, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 12, 2016).

(a)(9)	Raptor Employee Frequently Asked Questions, dated September 12, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 12, 2016).

(a)(10)	Letter sent to suppliers/vendors of Raptor on September 12, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 12, 2016).

(a)(11)	Letter sent to consultants, contractors and temporary employees of Raptor on September 12, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 12, 2016).

(a)(12)	Raptor Consultant, Contractor and Temporary Employee Frequently Asked Questions, dated September 12, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 12, 2016).

(a)(13)	Letter sent to employees of Raptor on September 20, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 20, 2016).

(a)(14)	Key messages and corporate questions and answers for live presentation by Timothy P. Walbert, President and Chief Executive Officer of Parent, to Raptor employees, dated September 20, 2016 (incorporated by reference to Raptor’s Schedule 14D-9C filed with the SEC on September 20, 2016).

(a)(15)*	Opinion of Centerview Partners LLC, dated September 11, 2016 (included as Annex I to this Schedule 14D-9).

(a)(16)*	Opinion of Leerink Partners LLC, dated September 11, 2016 (included as Annex II to this Schedule 14D-9).

(a)(17)*	Letter to Stockholders of Raptor, dated September 26, 2016, from Julie Anne Smith, President and Chief Executive Officer of Raptor.

(e)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Merger Sub and Raptor (incorporated by reference to Exhibit 2.1 to Raptor’s Current Report on Form 8-K filed with the SEC on September 12, 2016).

Exhibit Number	Description

(e)(2)	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Raptor’s Current Report on Form 8-K filed with the SEC on October 10, 2006).

(e)(3)	Certificate of Amendment to Certificate of Incorporation changing name to Raptor Pharmaceutical Corp. (incorporated by reference to Exhibit 3.1 to Raptor’s Current Report on Form 8-K filed with the SEC on October 5, 2009).

(e)(4)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Raptor’s Current Report on Form 8-K filed with the SEC on September 12, 2016).

(e)(5)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Form of Tender and Support Agreement by and among Parent, Merger Sub and the stockholder party thereto (incorporated by reference to Exhibit 10.1 to Raptor’s Current Report on Form 8-K filed with the SEC on September 12, 2016).

(e)(7)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among HPI, Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc. (incorporated by reference to Exhibit (b)(i) to the Schedule TO).

(e)(8)	Form of Indemnity Agreement for directors and officers (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on December 15, 2009).

(e)(9)	TorreyPines Therapeutics, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on October 4, 2006).

(e)(10)	Form of Stock Option Agreement under the TorreyPines Therapeutics, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Raptor’s Current Report on Form 8-K filed with the SEC on October 4, 2006).

(e)(11)	2006 Equity Incentive Plan of Raptor Pharmaceutical Corp., as amended (incorporated by reference to Exhibit 4.3 of Raptor Pharmaceuticals Corp.’s Registration Statement on Form S-8 filed with the SEC on February 28, 2007).

(e)(12)	Amendment to 2006 Equity Incentive Plan of Raptor Pharmaceutical Corp. (incorporated by reference to Exhibit 10.5 of Raptor Pharmaceuticals Corp.’s Annual Report on Form 10-K/A filed with the SEC on December 23, 2008).

(e)(13)	Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Appendix A to Raptor’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 5, 2010).

(e)(14)	2011 Amendment to the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 4.15 of Raptor’s Registration Statement on Form S-8 filed with the SEC on April 26, 2011).

(e)(15)	Form of Option Award Agreement under the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on September 28, 2011).

(e)(16)	Form of Restricted Share Unit Award Agreement under the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.29 of Raptor’s Annual Report on Form 10-K filed with the SEC on February 26, 2016).

(e)(17)	2013 Amendment to the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on July 25, 2013).

(e)(18)	2015 Plan Amendment to the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan (incorporated by reference to Appendix A to Raptor’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 26, 2015).

Exhibit Number	Description

(e)(18)	Raptor Pharmaceutical Corp. 2013 Employee Stock Purchase Plan (incorporated by reference to Appendix A to Raptor’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2014).

(e)(19)	Raptor Pharmaceutical Corp. 2014 Employment Commencement Stock Incentive Plan (incorporated by reference to Exhibit 10.45 of Raptor’s Annual Report on Form 10-K filed with the SEC on March 2, 2015).

(e)(20)	Form of Stock Option Agreement under Raptor Pharmaceutical Corp. 2014 Employment Commencement Stock Incentive Plan (incorporated by reference to Exhibit 10.46 of Raptor’s Annual Report on Form 10-K filed with the SEC on March 2, 2015).

(e)(21)	Amended and Restated Employment Agreement, dated as of July 7, 2014, by and between Julie Anne Smith and Raptor (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on July 8, 2014).

(e)(22)	Executive Employment Agreement, dated as of October 21, 2014, by and between David Happel and Raptor (incorporated by reference to Exhibit 10.47 of Raptor’s Annual Report on Form 10-K filed with the SEC on March 2, 2015).

(e)(23)	Executive Employment Agreement, dated as of January 2, 2015, by and between Michael Smith and Raptor (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on January 7, 2015).

(e)(24)	Executive Employment Agreement, dated as of January 2, 2015, by and between Krishna Polu, M.D. and Raptor (incorporated by reference to Exhibit 10.48 of Raptor’s Annual Report on Form 10-K filed with the SEC on March 2, 2015).

(e)(25)	Transition and Separation Agreement, dated as of July 15, 2015, by and between Thomas E. Daley and Raptor (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on July 17, 2015).

(e)(26)	Executive Employment Agreement, dated as of July 15, 2015, by and between Ashley Gould and Raptor (incorporated by reference to Exhibit 10.1 of Raptor’s Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2015).

(e)(27)	Form of Executive Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 of Raptor’s Current Report on Form 8-K filed with the SEC on February 9, 2016).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPTOR PHARMACEUTICAL CORP.
By:	/s/ Julie Anne Smith
Name: Julie Anne Smith
Title: President and Chief Executive Officer

Dated: September 26, 2016

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

September 11, 2016

The Board of Directors

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, CA 94949

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), of the $9.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), Misneach Corporation, a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase any and all of the Shares (the “Tender Offer”) at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon and (ii) that, following consummation of the Tender Offer, Merger Sub will merge with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will survive the Merger as an indirect wholly owned subsidiary of Parent and each Share that is not tendered and accepted pursuant to the Tender Offer (other than (i) Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company and (ii) Dissenting Company Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, “Excluded Shares”)) will be canceled and converted into the right to receive $9.00 per Share in cash, without interest (the $9.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not

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The Board of Directors

Raptor Pharmaceutical Corp.

September 11, 2016

(except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 11, 2016 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. During the course of our engagement, at your request, we solicited expressions of interest from a number of potential acquirors of the Company, and we have considered the results of such solicitation in rendering our opinion herein.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our

The Board of Directors

Raptor Pharmaceutical Corp.

September 11, 2016

analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or to any stockholder of the Company or any other person as to how such stockholder or other person should otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex II

September 11, 2016 The Board of Directors Raptor Pharmaceutical Corp. 7 Hamilton Landing, Suite 100 Novato, CA 94949

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger to be entered into (the “Merger Agreement”) by and among Horizon Pharma plc, a Company incorporated in Ireland (“Parent”), Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Parent will cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $9.00 per Share (the “Offer Price”), net to the holder thereof, in cash, without interest thereon; and (ii) as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent, and each outstanding Share (other than (a) any Shares then held by the Company or held in the Company’s treasury, or held by any direct or indirect wholly owned subsidiary of the Company; (b) any Shares then held by Parent, Merger Sub, or any other direct or indirect wholly owned subsidiary of Parent; and (c) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law), immediately prior to the effective time of the Merger shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). The Shares described in clauses (a), (b) and (c), together with any Shares held by any affiliate of Parent, are referred to herein as “Excluded Shares”. The Offer Price and the Merger Consideration are jointly referred to herein as the “Consideration.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to the Company from time to time, for which we have received compensation, including customary underwriting compensation for our role as a lead joint book-running manager for the Company’s follow-on equity offering in April 2015 and customary advisory compensation for our role as financial advisor to the Company in connection with the Company’s December 2012 and July 2014 financing transactions. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent or their respective affiliates.

The Board of Directors Raptor Pharmaceutical Corp. September 11, 2016 Page 2

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated September 11, 2016; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar

The Board of Directors Raptor Pharmaceutical Corp. September 11, 2016 Page 3

matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC

ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

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section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled

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to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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